
11006821


APR 8 2011
SECTION

GENTEX CORPORATION

2010 Annual Report

15-Year Summary of Financial Data

SUMMARY OF OPERATIONS FOR THE YEAR	2010	2009	2008	2007	2006
Net Sales	$816,263	$544,523	$623,800	$653,933	$572,267
Cost of goods sold	520,573	366,968	420,673	426,236	373,163
Gross profit	295,690	177,555	203,127	227,697	199,104
Gross profit margin	36.2%	32.6%	32.6%	34.8%	34.8%
Research and development expenses	64,100	47,128	51,889	50,715	41,774
Selling, general & administrative expenses	40,618	35,808	42,425[5]	38,166[3]	30,883
Operating income	190,972	94,619	108,813	138,816	126,447
Percent of net sales	23.4%	17.4%	17.4%	21.2%	22.1%
Interest expense	-	-	-	-	-
Interest and other income (expense)	12,468	1,733	(16,618)	40,923	32,527
Income before taxes	203,440	96,352	92,195	179,739	158,974
Percent of net sales	24.9%	17.7%	14.8%	27.5%	27.8%
Income taxes	65,706	31,715	30,107	57,609	50,213
Tax rate	32.3%	32.9%	32.7%	32.1%	31.6%
Net income	137,734	64,637	62,088	122,130[4]	108,761
Percent of net sales	16.9%	11.9%	10.0%	18.7%	19.0%
Return on average equity	16.9%	9.0%	8.2%	16.2%	14.1%
Earnings per share - diluted	0.98	0.47	0.44	$0.85[4]	$0.73
Price/earnings ratio range	31-17	39-15	44-15	27-17	29-17
Weighted average common shares outstanding — diluted	140,736	137,645	141,005	144,070	148,494
Capital expenditures	46,897	21,131	45,524	54,524	48,193
FINANCIAL POSITION AT YEAR-END					
Cash and short-term investments	434,797	353,232	323,484	$397,989	$328,228
Long-term investments	129,091	109,155	81,349	155,384	146,216
Total current assets	655,269	505,414	457,152	528,494	446,878
Total current liabilities	72,089	58,638	49,472	68,363	57,363
Working capital	583,181	446,776	407,680	460,131	389,515
Plant and equipment - net	205,108	197,530	214,952	205,610	184,134
Total assets	1,002,691	822,603	763,103	898,023	785,028
Long-term debt, including current maturities	-	-	-	-	-
Shareholders' investment	893,531	735,929	698,596	806,812	702,694
Debt/equity ratio (including current maturities)	-	-	-	-	-
Common shares outstanding	142,292	138,339	137,634	144,754	142,476
Book value per share	$6.28	$5.32	$5.08	$5.57	$4.93
Cash Dividend declared per share	$0.44	$0.44	$0.43	$0.40	$0.37

1. Includes litigation settlements of $4,000,000 in 1996.
2. Patent litigation settlement negatively impacted net income by $2,680,000 (after tax) and earnings per share by $0.02.
3. Includes litigation judgment of $2,885,000 in 2007.
4. Litigation judgment negatively impacted net income by $1,900,000 (after tax) and earnings per share by $0.01.
5. Includes an increase in allowance for doubtful accounts of $3,800,000

In thousands, except Gross profit margin, Percent of net sales on Income and Net Income, Tax rate, Return on average equity, Per share data, Price/earnings ratio and Debt/Equity ratio. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996, June 1998 and May 2005.

2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
$536,484	$505,666	$469,019	$395,258	$310,305	$297,421	$262,155	$222,292	$186,328	$148,708
337,844	297,920	272,518	235,611	188,302	172,468	148,820	131,901	118,941	93,583
198,640	207,746	196,501	159,647	122,003	124,953	113,335	90,391	67,387	55,125
37.0%	41.1%	41.9%	40.4%	39.3%	42.0%	43.2%	40.7%	36.2%	37.1%
35,059	30,834	26,614	22,973	20,685	16,901	13,755	10,984	9,079	7,538
27,286	26,846	23,312	21,474	19,259	17,641	14,058	12,065	10,825	15,748[1]
136,295	150,066	146,575	115,200	82,059	90,411	85,522	67,343	47,482	31,840
25.4%	29.7%	31.3%	29.1%	26.4%	30.4%	32.6%	30.3%	25.5%	21.4%
-	-	-	-	-	-	-	-	-	-
23,600	15,666	11,589	11,873	14,558	14,112	10,693	7,320	4,707	3,642
159,895	165,733	158,164	127,073	96,618	104,523	96,216	74,663	52,189	35,482
29.8%	32.8%	33.7%	32.1%	31.1%	35.1%	36.7%	33.6%	28.0%	23.9%
50,367	53,076	51,403	41,302	31,401	33,979	31,352	24,356	16,959	11,519
31.5%	32.0%	32.5%	32.5%	32.5%	32.5%	32.6%	32.6%	32.5%	32.5%
109,528	112,657	106,761	85,771	65,217	70,544	64,864	50,307	35,230	23,963[2]
20.4%	22.3%	22.8%	21.7%	21.0%	23.7%	24.7%	22.6%	18.9%	16.1%
13.5%	15.3%	16.8%	16.3%	14.8%	19.6%	23.4%	24.5%	23.4%	21.5%
$0.70	$0.72	$0.69	$0.56	$0.43	$0.47	$0.43	$0.34	$0.24	0.17[2]
29-22	33-21	33-17	30-21	40-21	43-17	41-19	32-16	28-17	40-16
157,031	156,721	155,369	153,205	151,744	151,036	149,993	147,233	143,923	142,049
53,533	30,535	22,248	32,561	45,298	21,617	21,968	24,596	16,383	16,424
$507,014	$494,880	$393,607	$215,651	$205,644	$138,443	$94,734	$74,063	$41,131	$48,534
132,525	122,174	145,616	203,359	132,771	153,016	125,817	78,744	70,291	33,945
618,988	592,609	485,349	276,798	259,858	190,556	138,216	115,357	75,919	72,696
58,088	50,856	50,480	29,060	20,985	19,691	16,470	14,847	14,591	11,361
560,900	541,753	434,869	247,738	238,873	170,865	121,746	100,510	61,328	61,335
164,030	135,649	126,807	124,983	110,862	81,920	71,338	59,360	42,239	31,575
922,646	856,859	762,530	609,173	506,823	428,129	337,673	254,890	189,783	140,378
-	-	-	-	-	-	-	-	-	-
841,595	783,280	693,643	573,640	479,001	402,104	317,051	237,008	173,205	127,804
-	-	-	-	-	-	-	-	-	-
156,044	155,734	154,082	152,443	150,344	148,582	146,825	144,518	141,597	138,997
$5.39	$5.03	$4.50	$3.76	$3.19	$2.71	$2.16	$1.64	$1.22	$0.92
$0.35	$0.32	$0.15	-	-	-	-	-	-	-

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To Our Shareholders

February 22, 2011

We are pleased to report that Gentex Corporation ("the Company" or "Gentex") had a record-setting year in 2010, with net sales and net income — and in February 2011 the Company's share price — reaching all-time highs. The automotive market rebound in 2010 was greater than most anyone expected, with double-digit increases in automotive light vehicle production compared to 2009 in North America (39%), Europe (13%), and Japan and Korea (20%). As a result of the automotive market rebound, plus increased penetration and demand for the Company's auto-dimming rearview mirrors, particularly those with advanced electronic features like SmartBeam® and Rear Camera Display (RCD), the Company achieved a 50 percent increase in net sales in 2010 compared to 2009.

SmartBeam is the Company's proprietary high beam headlamp assist system, and unit shipments increased by 44 percent in calendar year 2010 from 437,000 units in calendar year 2009 to 630,000 units in calendar year 2010.

The Rear Camera Display Mirrors display high-resolution, color images of the area directly behind the vehicle via an automaker-specified camera. Unit shipments of RCD Mirrors increased by 118 percent in calendar year 2010, from 573,000 units in calendar year 2009 to 1.25 million units in calendar year 2010.

RCD Mirrors and Legislation

The Company believes that its RCD Mirror is an optimum, ergonomic, cost-competitive and easily adaptable method to display the output of a rear camera for increased safety, and automakers could install rear cameras with the display in a RCD Mirror.

The December announcement by the National Highway Traffic Safety Administration (NHTSA) related to rear backup cameras could potentially positively impact the Company's shipments of RCD Mirrors. On December 3, 2010, NHTSA published the Notice of Proposed Rulemaking (NPRM) related to the "Kids Transportation Safety Act of 2007," a law intended to increase a driver's visibility while backing up. In the NPRM, NHTSA indicated that all new vehicles under 10,000 lbs. in the United States are required to have backup camera-based systems by September 2014. The phase-in schedule currently proposed is that 10 percent of the new vehicles in the United States must comply by September 2012, 40 percent of new vehicles by September 2013 and 100 percent of new vehicles by September 2014. NHTSA's final decision is currently expected by the end of February 2011.

It appears likely that camera-based systems will be required by September 2014, and the Company currently believes that the market for camera displays in vehicles will be divided into two primary market segments:

1. The top 15-20 percent of the vehicle market will primarily offer the display for a rear camera in the navigation system, with the option of purchasing an RCD Mirror; and

2. The rest of the vehicle market is the most likely segment to offer the camera display in the mirror or in other multi-purpose displays in the vehicle in a number of different locations, including the radio, instrument panel, console, etc. This is the segment of the vehicle market that the Company believes offers the greatest volume potential for our RCD Mirror, but also has significant and increasing competition.

We also believe that RCD Mirrors are being, or will likely be, implemented in three overlapping phases by automakers:

1. Market-Driven Phase: time period prior to any legislation through NHTSA's NPRM on December 3, 2010;

2. "Wait and See" Phase: period of time from when the legislation was signed into law on February 28, 2008, until NHTSA's final decision; and

3. Implementation Phase: from the December 3, 2010, NPRM until September of 2014, when 100 percent of all new vehicles in the U.S. less than 10,000 lbs. will be required to be equipped with rear cameras and displays.

Another factor affecting these three phases is that there are certain automakers that have made it clear that they want to be leaders in this safety area, and, as such, those automakers have either already come forward and announced their strategies for how they will offer rear camera displays in their vehicles or are expected by the Company to do so in the near future.

It is important to understand the level of complexity involved in the customer decision-making process for determining how each different vehicle model will comply with these new, relatively technical regulations. At most automakers, the individuals who are responsible for displays, center consoles, mirrors and the rear back-up cameras each come from different departments within the automaker. While it's relatively straightforward to implement a Gentex auto-dimming RCD Mirror in a vehicle, pulling together the rest of the camera-based system at the automaker may be more complicated for the reasons discussed above.

Based on NHTSA's December 3, 2010, NPRM, we understand that our customers are all busily working to determine how they will meet NHTSA's phase-in schedule, and there are many decisions yet to be made. We believe that this customer "wait and see" phase may cause a brief slowdown in the ramp-up of RCD Mirror unit shipments until customers determine how they're going to meet the requirements of these new regulations across all of their vehicle lines – and then implement plans based on those determinations.

2010: A Banner Year

For calendar year 2010, the Company's all-time record net sales increased by 50 percent to $816.3 million compared with $544.5 million in calendar year 2009. Automotive net sales increased by 52 percent from $525.6 million in calendar year 2009 to $797.1 million in calendar year 2010. Other net sales increased by two percent to $19.2 million for calendar year 2010 compared with calendar year 2009, as increased dimmable aircraft window net sales more than offset the 16 percent decrease in fire protection net sales. The increase in dimmable aircraft window net sales was due to increased unit shipments for the Boeing 787 Dreamliner as well as for the King Air 350i. The decrease in fire protection net sales was primarily due to the continued weak commercial construction market.

The Company's gross profit margin increased from 32.6 percent for calendar year 2009 to 36.2 percent for calendar year 2010, primarily due to the Company's ability to leverage fixed overhead costs due to the 50 percent increase in net sales when comparing calendar year 2010 to calendar year 2009, partially offset by annual customer price reductions.

For calendar year 2010, all-time record operating income increased by 102 percent to $191.0 million, compared with operating income of $94.6 million for calendar year 2009, primarily due to the year-over-year increase in gross profit.

Total other income increased to $12.5 million in calendar year 2010 from $1.7 million in calendar year 2009, primarily due to realized gains on the sale of equity investments in calendar year 2010 compared with realized losses on the sale of equity investments in calendar year 2009.

For calendar year 2010, all-time record net income of $137.7 million increased 113 percent compared with net income of $64.6 million for calendar year 2009. The increase in net income for calendar year 2010 compared with calendar year 2009 was primarily due to increased net sales and gross profit. Earnings per diluted share were 98 cents for calendar year 2010, compared with 47 cents per share in calendar year 2009.

2010 Auto-Dimming Mirror Unit Shipments

Total auto-dimming mirror unit shipments increased by 46 percent in calendar year 2010 compared with calendar year 2009.

In North America, auto-dimming mirror unit shipments increased by 56 percent in calendar year 2010 compared with calendar year 2009, primarily as a result of increased mirror unit shipments to the domestic automakers as well as the Asian transplant automakers. North American light vehicle production increased by 39 percent in calendar year 2010 compared with calendar year 2009.

Auto-dimming mirror unit shipments to offshore customers increased by 41 percent in calendar year 2010 compared with calendar year 2009. The increase in unit shipments was primarily due to increased mirror unit shipments to certain European and Asian automakers. Light vehicle production in Europe increased by 13 percent in calendar year 2010, and increased by 20 percent in Japan and Korea in calendar year 2010, compared with calendar year 2009.

Future Estimates

We continue to believe that there are growth opportunities for Gentex, given recent automotive industry production improvement, as well as the apparent strengthening of the global economy. Still, the Company faces some uncertainty because, even though our primary industry has improved, it remains volatile.

The Company utilizes IHS Automotive's (formerly CSM Worldwide) forecast for automotive light vehicle production to build its forecast for unit shipments and net sales.

IHS AUTOMOTIVE LIGHT VEHICLE PRODUCTION FORECAST

(Based on end-of-December information)

	First Quarter 2011*	First Quarter 2010*	% Change	First Six Months of 2011*	First Six Months of 2010*	% Change	Calendar Year 2011*	Calendar Year 2010*	% Change
North America	3.3	2.9	15%	6.7	6.0	12%	12.9	11.9	9%
Europe	4.8	4.7	2%	9.7	9.7	Flat	18.6	18.5	1%
Japan & Korea	3.3	3.3	Flat	6.5	6.6	-2%	12.8	13.0	-2%

*light vehicle units - millions

RCD and SmartBeam Mirrors carry higher average selling prices compared with base auto-dimming mirrors, and changes in their volume could result in significant changes in the Company's expectations for net sales. While automotive light vehicle production levels continue to improve, there is still enough uncertainty that the Company has provided guidance for potential future net sales for only the first quarter of 2011 as opposed to providing full-year guidance. As of the date of this letter, we continue to believe that Company net sales in the first quarter of 2011 will increase by approximately 30-35 percent compared with the first quarter of 2010.

The Company also believes that, at this time, there are too many uncertainties to provide annual guidance for RCD Mirror unit shipments in large part due to the December 3, 2010, NHTSA announcement and our customers' potential "wait and see" approach. As a result, based on the present IHS Automotive forecast for light vehicle production levels for the first six months of 2011, we currently estimate that RCD Mirror unit shipments will increase approximately 50 percent for the first six months of 2011 compared with the same period in 2010. Gentex shipped approximately 1.25 million RCD Mirror units in calendar year 2010 compared with shipments of approximately 573,000 units in calendar year 2009.

In addition, we currently estimate that shipments of our SmartBeam high beam headlamp assist product will increase by approximately 50-60 percent in calendar year 2011 compared with shipments of approximately 630,000 SmartBeam units in calendar year 2010.

The Future

The Company's entrepreneurial culture and continuous technological development efforts mean that the invention "machine" never stops at Gentex. We believe that there are real opportunities for future generations of existing products, as well as for new, camera-based applications for automobiles. The Company has been working on a line of what we call "Driver Assist Features", that includes at least two additional levels of the SmartBeam variable forward lighting product, as well as items like lane-departure warning and traffic sign recognition. As with any new product development programs, and particularly those that are safety related and are highly competitive, there may be a few bumps in the road, but we do expect that some of our new products will be available on vehicles in the next two years.



AUTO-DIMMING MIRROR UNIT SHIPMENTS
(thousands)
20,000
15,000
10,000
5,000
0
06 07 08 09 10
Total Interior Mirrors
06 07 08 09 10
Total Exterior Mirrors
06 07 08 09 10
Total Mirror Units

As reported in December of 2010, the Company purchased an existing vacant electronics manufacturing facility that is located in Holland Township – about three miles from our Corporate Headquarters and automotive manufacturing campus in Zeeland, Michigan. As we began to review our production plans for 2011, it became evident that there could be some capacity constraints in the not-too-distant future. We are pleased that we were able to purchase this existing facility at what we believe to be a good value, that required relatively minimal renovations. We began moving some existing manufacturing lines from our Riley Street facility in January 2011, and we expect the "James Street" facility to be fully operational by the end of March 2011.

The new James Street manufacturing facility is expected to serve as a bridge for our plant capacity requirements until we can thoroughly evaluate our long-term plans and determine the best, most cost-effective footprint for the Company over the next three to five years. Based on our current product mix, and including the new facility, we currently estimate that we have plant capacity for approximately 18-23 million interior auto-dimming mirrors and approximately nine million exterior auto-dimming mirrors.

We are pleased that we posted significantly improved results in 2010 for our shareholders, and will work to provide the environment and means required to continue to grow this ever-changing, dynamic company. We continue to appreciate your support as we move through what appears will be yet another very busy year.

Best regards,



Fred T. Bauer,
Chairman of the Board and Chief Executive Officer

Safe Harbor Statement: *This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's belief, assumptions, current expectations, estimates and projections about the global automotive industry, the economy, the ability to control and leverage fixed manufacturing overhead costs, unit shipment and revenue growth rates, the ability to control E,R&D and S,G&A expenses, gross margins and the Company itself. Words like "anticipates," "believes," "confident," "estimates," "expects," "forecast," "hopes," "likely," "plans," "projects," "optimistic" and "should," and variations of such words and similar expressions identify forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, expense, likelihood and degree of occurrence. These risks include, without limitation, employment and general economic conditions, worldwide automotive production, the maintenance of the Company's market share, the ability to achieve purchasing and engineering cost reductions, customer inventory management, supplier part shortages, competitive pricing pressures, currency fluctuations, interest rates, equity prices, the financial strength/stability of the Company's customers (including their Tier 1 suppliers), supply chain disruptions, potential sale of OEM business segments or suppliers, potential customer (including their Tier 1 suppliers) bankruptcies, the mix of products purchased by customers, the ability to continue to make product innovations, the market for Rear Camera Display Mirrors and the success of those products, the success of certain other products (e.g. SmartBeam®), and other risks identified in the Company's other filings with the Securities and Exchange Commission. Therefore, actual results and outcomes may materially differ from what is expressed or forecasted. Furthermore, the Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for fiscal year ended December 31, 2010, or

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________.

Commission File No.: 0-10235

GENTEX CORPORATION
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of Incorporation of organization)	38-2030505 (I.R.S. Employer Identification No.)
600 N. Centennial Street, Zeeland, Michigan (Address of principal executive offices)	49464 (Zip Code)

(616) 772-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, par value $.06 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: X No: ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes: ____ No: X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: X No: ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: x No: ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (x)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	X	Accelerated filer	____
Non-accelerated filer	____ (Do not check if a smaller reporting company)	Smaller reporting company	____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes: ____ No: X

As of June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter), 139,959,016 shares of the registrant's common stock, par value $.06 per share, were outstanding. The aggregate market value of the common stock held by non-affiliates of the registrant (i.e., excluding shares held by executive officers, directors, and control persons as defined in Rule 405 (17 CFR 203.405) on that date was $2,424,538,128 computed at the closing price on that date.

As of February 9, 2011, 142,469,452 shares of the registrant's common stock, par value $.06 per share, were outstanding.

Portions of the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders are incorporated by reference into Part III.

Exhibit Index located at Page 51

Part I

Item 1. Business.

(a) General Development of Business

Gentex Corporation (the Company) designs, develops, manufactures and markets proprietary products employing electro-optic technology: automatic-dimming rearview automotive mirrors with electronic features and fire protection products. The Company also developed and manufactures variable dimmable windows for the aircraft industry and non-automatic-dimming rearview automotive mirrors with electronic features.

The Company was organized as a Michigan corporation in 1974 to manufacture residential smoke detectors, a product line that has since evolved into a more sophisticated group of fire protection products primarily for the commercial building industry. In 1982, the Company introduced an automatic interior rearview mirror that was the first commercially successful glare-control product offered as an alternative to the conventional, manual day/night mirror. In 1987, the Company introduced its interior electrochromic (auto-dimming) mirror, providing the first successful commercial application of electrochromic (EC) technology in the automotive industry and world. Through the use of electrochromic technology, this mirror is continually variable and automatically darkens to the degree required to eliminate rearview mirror headlight glare. In 1991, the Company introduced its exterior electrochromic sub-assembly, which works as a complete glare-control system with the interior auto-dimming mirror. In 1997, the Company began making volume shipments of three new exterior mirror sub-assembly products: thin glass flat, convex and aspheric.

During 2001, the Company announced a revolutionary new proprietary technology, called SmartBeam® that uses a custom, active-pixel, CMOS (complementary metal oxide semiconductor) sensor, and maximizes a driver's forward vision by significantly improving utilization of the vehicle's high-beam headlamps during nighttime driving. During 2004, the Company began shipping auto-dimming mirrors with SmartBeam®. During 2009, the Company expanded the capabilities of its SmartBeam® product to include Variable Forward Lighting (VFL) and Dynamic Forward Lighting (DFL). VFL also automates high-beam and low-beam switching. But, in addition, by communicating with the vehicle's dynamic-leveling headlamp systems, it produces "continuously variable low beams" – automatically extending and contracting the low-beam patterns. This technology provides an added level of forward lighting optimization by maximizing both low and high beams. DFL can be used to control "constant on" high-beam systems. It works in conjunction with emerging future headlamp technology to generate glare-free "block out" zones that shield oncoming and preceding vehicles from headlamp glare. This allows light to be projected around the surrounding traffic, and optimize the capabilities of the SmartBeam® Intelligent Forward Lighting System. During 2010, the Company began shipping auto-dimming mirrors with SmartBeam® on 22 additional vehicle models for Audi, Bavarian Motor Works, A.G. (BMW), Tata/Jaguar, PSA Peugeot Citroen, Spyker/Saab, Toyota and Volkswagen.

During 2006, the Company announced development programs with several automakers for its Rear Camera Display (RCD) Mirror that shows the vehicle operator a panoramic video view of objects directly behind the vehicle in real time. During 2007, the Company announced a number of Original Equipment Manufacturer (OEM) programs and dealer or port-installed programs for its RCD Mirror. During 2008, the Company announced that its RCD Mirror was available through MITO Corporation, a distributor of high-quality aftermarket electronic products and accessories, in addition to announcing that its RCD Mirror was available on additional models. During 2010, the Company announced that its RCD Mirror is available on 23 additional vehicle models, as OEM programs or dealer or port-installed programs, for Acura, Ford, General Motors, Honda, Hyundai/Kia, Tata/Land Rover and Toyota.

In February of 2008, the President signed into law the "Kids Transportation Safety Act of 2007". Under that Act, the National Highway Traffic Safety Administration (NHTSA) had one year to initiate rulemaking to revise the federal standard to expand the field of view so that drivers can detect objects directly behind vehicles. NHTSA then had two years to determine how automakers must meet the rules. NHTSA released its preliminary interpretation of the Kids Transportation Safety Act on December 3, 2010, indicating that automakers must install backup cameras in all vehicles in the United States by September of 2014. The preliminary interpretation is open for public comment for 60 days, and NHTSA's final interpretation is currently scheduled for February 28, 2011. The Company believes that its cost-competitive RCD Mirror product is relatively easy to implement for increased safety and may be used by automakers as a means to display the image produced by the camera and meet the requirements of the legislation. While it is too soon to determine what portion of the market will utilize the Company's RCD Mirror, the Company hopes that RCD Mirror unit shipments will continue to grow and be offered on an increasing number of vehicle models, notwithstanding that some customers may take a wait and see approach to compliance with the Act until all rulemaking is final.

During 2005, the Company entered into an agreement with PPG Aerospace to work together to provide the variably dimmable windows for the passenger compartment on the new Boeing 787 Dreamliner series of aircraft. The Company began delivering variably dimmable windows to the production line in the second quarter of 2010. During 2008, the Company and PPG Aerospace announced that they will work together to supply dimmable windows to Hawker Beechcraft Corporation for passenger-cabin windows on the Beechcraft King Air 350i airplane. The Company continued to ship parts for the King Air 350i airplane in low volume during 2010.

(b) Financial Information About Segments

See Note 8 to the Consolidated Financial Statements filed with this report.

(c) Narrative Description of Business

The Company currently manufactures electro-optic products, including automatic-dimming rearview mirrors for the automotive industry and fire protection products primarily for the commercial building industry. The Company also manufactures variable dimmable windows for the aircraft industry and non automatic-dimming rearview automotive mirrors with electronic features for the automotive industry.

Automotive Mirrors

Automatic-Dimming Rearview Mirrors

Interior Auto-Dimming Mirrors. In 1987, the Company achieved a significant technological breakthrough by applying electrochromic technology to the glare-sensing capabilities of its Motorized Mirror. Through the use of this technology, the mirror gradually darkens to the degree necessary to eliminate rearview glare from following vehicle headlights. The interior auto-dimming mirror offers all of the continuous reflectance levels between its approximate 85% full-reflectance state and its 5% least-reflectance state, taking just a few seconds to span the entire range. Special electro-optic sensors in the mirror detect glare and electronic circuitry supplies electricity to darken the mirror to only the precise level required to eliminate glare, allowing the driver to maintain maximum vision. This is accomplished by the utilization of two layers of precision glass with special conductive coatings that are separated by the Company's proprietary electrochromic materials. When the appropriate light differential is detected by the sensors, an electric current causes the elctrochromic material to darken, decreasing the mirror's reflectance, thereby eliminating glare.

During 1991, the Company began shipping the first advanced-feature interior auto-dimming mirror, the auto-dimming headlamp control mirror, an automatic-dimming mirror that automatically turns car head- and taillamps "on" and "off" at dusk and dawn in response to the level of light observed. During 1993, the Company began shipping an auto-dimming compass mirror, with an electronic compass that automatically compensates for changes in the earth's magnetic field. During 1997, the Company began shipping a new interior auto-dimming mirror that digitally displays either a compass or outside temperature reading. During 1998, the Company began shipping new compass mirrors with light-emitting diode (LED) map lamps, a major improvement over mirrors with standard incandescent map lamps, including extremely long life, low heat generation, lower current draw, more resistance to shock, and lower total cost of ownership. In 2000, the Company began shipping to General Motors interior auto-dimming mirrors that serve as the driver interface for the OnStar® System, an in-vehicle safety, security and information service using Global Positioning System (GPS) satellite technology. OnStar® is a registered trademark of OnStar® Corporation.

The Company started making shipments of its auto-dimming mirrors for a number of small/mid-sized, medium-priced vehicles during 2001 and 2002. The Company has continued to increase its penetration of auto-dimming mirrors for the small/mid-sized vehicles since 2002. During 2010, the Company began making shipments of its auto-dimming mirrors for a number of additional small/mid-sized vehicles, including the Audi A1, BMW X1, Daihatsu Mira Cocoa, Ford Taurus, Honda Accord Crosstour and CRV; Kia Forte and Morning; VW Eos, Golf and Jetta; Suzuki Kizashi, Toyota Corolla and Auris.

During 2003, the Company began making shipments of its auto-dimming mirrors to two new automotive OEM customers, Honda and Volvo, and began volume shipments of its microphone as part of Chrylser's "U-Connect®" telematics system.

During 2007, the Company began making shipments of its microphone mirrors as part of Ford's "Sync®" telematics system.

During 2004 and 2005, the Company began shipping auto-dimming mirrors with SmartBeam®, its proprietary intelligent high-beam headlamp control feature, for the Cadillac STS, Jeep Grand Cherokee, Cadillac DTS, the Jeep Commander, and BMW 5, 6 and 7 Series models in Europe and other select markets. During 2006 through 2009, the Company began shipping auto-dimming mirrors with SmartBeam® for the BMW 3, 5 and 6 Series in North America; BMW 1 Series, X1, X5, X6 and Z4 models; Cadillac Escalade; Chrysler 300C; Audi All Road, A4, A5, A5 Cabrio, A5 Sportback and Q7; Opel/Vauxhall Astra and Insignia; Chrysler Town & Country minivan, Tata Motors Land Rover Discovery 4, Range Rover and Range Rover Sport; Rolls Royce Phantom, Ghost and Drophead Coupe; Lexus RX350 and LS Sedan; and the Toyota Venza crossover sedan. During 2010, the Company began shipping auto-dimming mirrors with SmartBeam® for the Audi A1, A3, A6, A8, Q5, R8 and TT; BMW 5 Series GT, Peugeot 508, Spyker/Saab 9-5, Toyota Sienna and VW Eos, Golf, Jetta, Jetta Sportswagon, Passat, Passat CC, Scirocco, Sharan and Touran. The Company shipped approximately 630,000 SmartBeam® units in calendar year 2010 and is currently shipping auto-dimming mirrors with SmartBeam® for 55 vehicle models with 11 automakers.

During 2006, the Company announced development programs with several automakers for its RCD Mirror that displays a panoramic video view of objects directly behind the vehicle in real time. During 2007, the Company began shipping auto-dimming mirrors with RCD for the Ford Expedition, Ford F150, Lincoln Navigator, Lincoln Mark LT and the Kia Mohave in the Korean market. The Company also began shipping auto-dimming mirrors with RCD for the Mazda CX-9 as a dealer or port-installed program. In addition, the Company began shipping auto-dimming mirrors with RCD for the Toyota Camry as a dealer or port-installed option through Gulf States Toyota, one of two independent Toyota distributorships that cover dealers in the states of Arkansas, Louisiana, Mississippi, Oklahoma and Texas. During 2008, the Company began shipping auto-dimming mirrors with RCD for the Hyundai Grandeur and the Kia Soul in the Korean market, Toyota Tacoma, FJ Cruiser and RAV4, Ford E-Series passenger van and the General Motors GMT 900 and Lambda platforms. In 2008, the Company also announced that its RCD Mirror is available through MITO Corporation, a distributor of high-quality aftermarket electronic products and accessories. During 2009, the Company began shipping auto-dimming mirrors with RCD for the Ford Fusion and Mustang; Mercury Milan; Kia Forte, Morning, Opirus and Sorento; Toyota Tundra, Sequoia, Prius and Corolla Verso; Lexus RX350; Daihatsu Mira Cocoa; Mitsubishi Eclipse and Eclipse Spyder; Acura MDX and RDX; GMC Terrain; and Chevy Equinox. The Company also began shipping auto-dimming mirrors with RCD for a number of dealer or port-installed programs for Mitsubishi, Toyota, Nissan and Subaru. During 2010, the Company began shipping auto-dimming mirrors with RCD for the Acura MDX and ZDX; Ford Escape and Taurus; Cadillac CTS Sedan, CTS Coupe and CTS Sportswagon; Chevy HHR, Honda Accord Crosstour, Hyundai Tucson/ix35, Santa Fe, ix20 and Accent; Kia Sportage, Carens, Grand Carnival, Venga, K7 and K5; Subaru Outback, Toyota 4 Runner, Auris, Avalon and Corolla. The Company shipped approximately 1,250,000 RCD Mirror units in calendar year 2010 and is currently shipping auto-dimming mirrors with RCD for 59 vehicle models with 8 automakers. The Company is also shipping auto-dimming mirrors with RCD for nearly 20 aftermarket or dealer-installed programs.

On February 28, 2008, the President signed into law the "Kids Transportation Safety Act of 2007." The National Highway Traffic Safety Administration (NHTSA) had one year to initiate rulemaking to revise the federal standard to expand the field of view so that drivers can detect objects directly behind vehicles. NHTSA then had two years to determine how automakers must meet the rules. NHTSA released its preliminary interpretation of the Kids Transportation Safety Act on December 3, 2010, indicating that automakers must install backup cameras in all vehicles sold in the United States by September of 2014 (the phase-in period indicated by NHTSA is that 10% of all vehicles sold must meet the standard by September 2012; 40% by September 2013 and 100% by September 2014). The preliminary interpretation is open for public comment for 60 days, and NHTSA's final interpretation is scheduled for February 2011. The Company believes that its cost-competitive RCD Mirror product is an optimum, ergonomic, easily adaptable method to display the image produced by the rear camera for increased safety, and automakers could install rear cameras with the display in a RCD Mirror to satisfy the requirements of the legislation. However, the Company also believes that this will be a very competitive market, as there are a number of different locations that the image from the camera can be displayed in the vehicle by automakers. Potential display locations include the rearview mirror, the navigation system, and other radio or multi-purpose displays in the vehicle. While it is too soon to determine what portion of the market will utilize the Company's RCD Mirror, the Company hopes that RCD Mirror unit shipments will continue to grow and be offered on an increasing number of vehicle models, notwithstanding the "wait and see" phase described below. The Company currently believes that its RCD Mirror product will be implemented in three overlapping phases by automakers:

1. Market-driven phase: includes the time period prior to any legislation through NHTSA's preliminary interpretation of the legislation on December 3, 2010.

2. "Wait and see" phase: includes the time period from when the legislation was signed into law until the final interpretation, which is currently expected by February 28, 2011.
3. Implementation phase: includes the time period from the preliminary interpretation date of December 3, 2010, until September of 2014, when 100% of all vehicles in the United States less than 10,000 lbs. will be required to be equipped with rear cameras and displays.

Based on NHTSA's December 3, 2010, preliminary interpretation, automakers are working to determine how they will meet the legislation's phase-in schedule. We believe that the current "wait and see" phase may cause a brief slowdown in the ramp-up of RCD Mirror unit shipments until customers determine how they're going to comply with the requirements of the new legislation and implement those plans.

During 2010, the Company began making shipments of its auto-dimming mirrors to Renault, which is a new automotive OEM customer.

During the second half of 2010, the Company experienced increased costs associated with supply chain constraints on certain automotive grade electronic components. The Company currently expects these supply chain constraints to persist into the first half of calendar year 2011. However, the supply chain related issues the Company has experienced to date have not disrupted deliveries to customers.

The Company shipped approximately 10,505,000 interior auto-dimming mirrors in 2008, approximately 8,623,000 in 2009, and approximately 12,828,000 in 2010.

During 2010, interior total mirror unit shipments by the Company increased primarily due to increased light vehicle production levels globally and increased penetration of auto-dimming mirrors with advanced features on 2010 & 2011 model year vehicles. The Company is currently shipping interior auto-dimming mirrors that are standard equipment or factory-installed options on certain trim levels to the following manufacturers:

BMW
-BMW
-Rolls Royce
Chrysler
-Chrysler
-Dodge
-Jeep
Daimler
-Mercedes-Benz
Fiat
-Alfa Romeo
-Fiat
-Lancia
-Maserati
Ford
-Ford
-Lincoln
Geely
-Volvo
General Motors
-Buick
-Cadillac
-Chevrolet
-Daewoo
-GMC
-Opel
Honda
-Acura
-Honda
Hongqi
Hyundai
-Hyundai
-Kia
Mazda
Mitsubishi
Nissan
-Infiniti
-Nissan
Porsche
PSA
-Citroen
-Peugeot
Renault
-Renault
-Samsung
SAIC
-Roewe
-Ssangyong
Spyker
-Saab
Subaru
Suzuki
Tata
-Jaguar
-Land Rover
Toyota
-Daihatsu
-Lexus
-Toyota
Volkswagen
-Audi
-Bently
-SEAT
-Skoda
-Volkswagen

Exterior Auto-Dimming Mirror Sub-Assemblies. The Company has devoted substantial research and development efforts to the development of its electrochromic technology to permit its use in exterior rearview mirrors. Exterior auto-dimming mirrors are controlled by the sensors and electronic circuitry in the interior auto-dimming mirror, and both the interior and exterior mirrors dim simultaneously. During 1991, the Company's efforts culminated in a design that is intended to provide acceptable long-term performance in all automotive environments likely to be encountered. In 1994, the Company began shipments of its complete three-mirror system, including the convex (curved glass) wide-angle auto-dimming mirror to BMW. During 1997, the Company began making volume shipments of additional new exterior mirror products: thin glass flat and aspheric mirrors. During 2001 and 2002, the Company began making shipments of the world's first exterior automatic-dimming mirrors with built-in turn-signal indicators to Southeast Toyota and General Motors. The Company currently offers its exterior auto-dimming mirrors with turn-signal indicators and side blind zone features. The Company currently sells its exterior auto-dimming mirror sub-assemblies to exterior mirror suppliers of the automakers who assemble the exterior auto-dimming mirror sub-assemblies into full mirror units for subsequent resale to the automakers.

The Company shipped approximately 3,884,000 exterior auto-dimming mirror sub-assemblies during 2008, approximately 3,055,000 in 2009, and approximately 4,264,000 in 2010.

During 2010, total exterior unit shipments by the Company increased primarily due to increased light vehicle production levels globally. The Company is currently shipping exterior auto-dimming mirrors that are standard equipment or a factory-installed option on certain trim levels to the following manufacturers:

BMW
- -BMW
- -Rolls Royce

Chrysler
- -Chrysler
- -Dodge
- -Jeep

Daimler
- -Mercedes-Benz

Fiat
- -Lancia
- -Maserati

General Motors
- -Buick
- -Cadillac
- -Chevrolet
- -Daewoo
- -GMC
- -Opel

Honda
- -Acura
- -Honda

Hyundai
- -Hyundai
- -Kia

Mitsubishi

Nissan
- -Infiniti

Nissan
- -Nissan

PSA
- -Citroen

SAIC
- -Ssangyong

Tata
- -Jaguar
- -Land Rover

Toyota
- -Lexus
- -Toyota

Volkswagen
- -Audi
- -Bentley
- -Skoda
- -Volkswagen

Non-Automatic-Dimming Rearview Mirrors.

In 2007, the Company began shipping non-auto-dimming exterior mirrors with electronic features (i.e. side blind zone indicators) in low volume. During 2010, unit shipments for non-auto-dimming exterior mirrors with electronic features continued in low volume.

During 2010, the Company began shipping non-auto-dimming interior mirrors with electronic features in low volume.

Automotive Mirrors Product Development. The Company plans to continue introducing additional advanced-feature auto-dimming mirrors. Advanced-feature auto-dimming mirrors currently being offered by the Company include headlamp control, lighted LED map lamps, compass, remote keyless entry, compass/temperature mirror, compass/temperature dual display, telematics, HomeLink®, exterior turn signal and side blind zone mirrors. During 2001, the Company announced a revolutionary new proprietary technology, called SmartBeam®, that uses a custom, active-pixel, CMOS sensor, and maximizes a driver's forward vision by significantly improving utilization of the vehicle's high-beam headlamps during nighttime driving. During 2004, the Company began shipping auto-dimming mirrors with SmartBeam®, its proprietary intelligent high-beam headlamp control feature. The Company is currently shipping auto-dimming mirrors with SmartBeam® for 55 vehicle models with 11 automakers.

During 2009, the Company expanded the capabilities of its SmartBeam® product to include VFL and DFL. VFL also automates high-beam and low-beam switching. But, in addition, by communicating with the vehicle's dynamic-leveling headlamp systems, it produces "continuously variable low beams" – automatically extending and contracting the low-beam patterns. This technology provides an added level of forward lighting optimization by maximizing both low and high beams. DFL can be used to control "constant on" high-beam systems. It works in conjunction with emerging future headlamp technology to generate glare-free "block out" zones that shield oncoming and preceding vehicles from headlamp glare. This allows light to be projected around the surrounding traffic, and optimize the capabilities of the SmartBeam® Intelligent Forward Lighting System.

During 2010, the Company continued to expand its CMOS imager technology capabilities for the automotive industry. The expanded capabilities will assist in the development of potential new advanced-feature auto-dimming mirror products. Longer-term potential applications focus in the driver assist market for features like lane keep assist, collision monitoring, blind spot detection, pedestrian detection, vehicle detection, etc.

During 2006, the Company announced development programs with several automakers for its RCD Mirror that consists of a proprietary LCD device that shows a panoramic video view of objects behind the vehicle in real time. When the vehicle is put in "reverse," the display illuminates and automatically appears through the rearview mirror's reflective surface to give a high resolution, bright colored image. The image is generated by a camera or cameras placed in a protected area at the rear of the vehicle. When the vehicle is put in "drive," the display in the mirror automatically disappears. The ability to automatically have the display appear through the auto-dimming mirror's surface is made possible by utilizing proprietary "transflective" coatings developed by the Company. The Company is currently shipping auto-dimming mirrors with its RCD Mirror for 59 vehicle models with 8 automakers. The Company is also shipping auto-dimming mirrors with its RCD Mirror for nearly 20 aftermarket or dealer-installed programs.

In addition, the Company has developed its own compass technology, which can be sold as a system with the compass heading displayed in the interior auto-dimming mirror. The Gentex compass technology is called Z-Nav®, as it features a proprietary, digital, tri-axis sensor (transducer) and software. The tri-axis design is similar to compasses used in highly scientific apparatus such as aerospace applications, and can be mounted on any fixed or pivotal location in the vehicle, including inside the mirror housing.

The Company also developed an ALS (Active Light Sensor) technology as a cost-effective, improved-performance, intelligent CMOS light sensor to control the dimming of its rearview mirrors, and the Company began making volume shipments of mirrors incorporating ALS in 2002.

During 2001, the Company developed a new microphone designed specifically for use in the automotive environment for telematics applications. The first volume Gentex microphone application was part of Chrysler's "U-Connect®" telematics system, beginning in 2003. During 2006, the Company's proprietary integrated hands-free microphone was available as part of an optional navigation package at Ford. Also, the Company continues to separately shipping its proprietary microphone units that are being incorporated into prismatic interior mirrors at a customer's request.

Of continuing importance to the Company has been the development of its electrochromic technology for use in complete three-mirror systems. In these systems, both the driver- and passenger-side exterior auto-dimming mirrors are controlled by the sensors and electronic circuitry in the interior rearview mirror, and the interior and both exterior mirrors dim simultaneously. The Company's engineering, research, and development expenses are set forth as a separate line item in the Consolidated Statement of Income of the Company's Consolidated Financial Statements filed in this report.

Automotive Mirrors Markets and Marketing. In North America, the Company markets its products primarily through a direct sales force. The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. The Company currently supplies auto-dimming mirrors to General Motors Corporation, Chrysler LLC and Ford Motor Company under long-term agreements, entered into in the ordinary course of business.

During 2005, the Company negotiated an extension to its long-term agreement for inside mirrors with General Motors in the ordinary course of the Company's business. Under the extension, Gentex was sourced virtually all of the interior auto-dimming rearview mirror programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a Gentex competitor under a lifetime contract. The new business included the GMT360 program (which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors). During 2008, the Company negotiated another extension to the existing agreement, through August 1, 2012, in the ordinary course of the Company's business. The existing agreements were not impacted by the GM Chapter 11 Bankruptcy in 2009.

The Company had a long-term agreement with Daimler AG (formerly DaimlerChrysler AG) entered into in the ordinary course of the Company's business. Under the agreement, the Company was sourced virtually all interior and exterior auto-dimming mirror business at Mercedes and Chrysler through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers. During 2007, the Company negotiated an extension to its global supply agreement with Chrysler LLC in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Chrysler interior auto-dimming rearview mirrors through 2015. The Chrysler agreement with the Company was not impacted by their Chapter 11 Bankruptcy in 2009.

During 2010, the Company negotiated a multi-year sourcing agreement with Ford Motor Company in the ordinary course of the Company's business. Under the agreement, the Company is sourced all existing interior auto-dimming rearview mirror programs as well as a number of new interior auto-dimming rearview mirror programs during the agreement term which ends on December 31, 2011.

During 1993, the Company established a sales and engineering office in Germany and the following year, the Company formed a German limited liability company, Gentex GmbH, to expand its sales and engineering support activities in Europe. During 1999, the Company established Gentex Mirrors, Ltd., as a sales and engineering office in the United

Kingdom. During 2000, the Company established Gentex France, SAS, as a sales and engineering office in France. During 2003, the Company established a satellite office in Munich, Germany. During 2005, the Company established a satellite office in Sweden, and during 2010, the Company established additional German satellite offices in Stuttgart, Ingolstadt, and Wolfsburg, Germany. The Company's marketing efforts in Europe are conducted through Gentex GmbH, Gentex Mirrors, Ltd., and Gentex France SAS. The Company is currently supplying mirrors for Audi, BMW, Bentley, Citroen, Chrysler of Europe, Fiat, Ford of Europe, Honda of Europe, Tata/Jaguar, Tata/Land Rover, Daimler/Mercedes-Benz, Nissan of Europe, Opel, Maserati, Peugeot, Porsche, Renault, Rolls Royce, Spyker/Saab, SEAT, Skoda, Toyota of Europe, Volkswagen and Volvo in Europe.

In 1991, the Company began shipping electrochromic mirror assemblies for Nissan Motor Co., Ltd. under a reciprocal distribution agreement entered into the ordinary course of business with Ichikoh Industries, Ltd. (Ichikoh), a major Japanese supplier of automotive products. Under this agreement, Ichikoh marketed the Company's automatic mirrors to certain Japanese automomakers and their subsidiaries with manufacturing facilities in Asia. The arrangement involved very limited technology transfer by the Company and did not include the Company's proprietary eletrochromic gel formulation. The agreement was terminated by mutual agreement in 2001.

During 1993, the Company hired a sales agent to market auto-dimming mirrors to other Japanese automakers beyond Nissan. Subsequently in 1998, the Company established Gentex Japan, Inc., as a sales and engineering office in Nagoya Japan, to expand its sales and engineering support in Japan. In 2000, the Company signed an agreement with Murakami Corporation, a major Japanese mirror manufacturer, to cooperate in expanding sales of automatic-dimming mirrors using the Gentex electrochromic technology. During 2006, the agreement with Murakami Corporation was terminated and replaced with a Memorandum of Understanding. During 2007, the Company signed a new supplier agreement with Murakami Corporation in the ordinary course of the Company's business. During 2002, the Company established Gentex Technologies Korea Co., Ltd. as a sales and engineering office in Seoul, Korea. During 2004, the Company established a satellite office in Yokohama, Japan. During 2005, the Company opened a sales and engineering office near Shanghai, China. The Company is currently supplying mirrors for Daewoo/Ssangyong, Chrysler, Ford, GM, Honda, Hyundai, Infiniti, Kia Motors, Lexus, Mazda, Mitsubishi, Nissan, Suzuki, Samsung, Toyota and Volkswagen/Audi in Asia.

During 2010, the Company continued to market and sell auto-dimming mirrors into the domestic China automotive market, primarily by shipping product directly through the global automakers' joint venture relationships and indirectly into China through global automakers export divisions. Due to these indirect shipments, it is difficult for the Company to determine with certainty the number of mirror units that are shipped into those companies destined for vehicles in China. In addition, the Company continues to make progress in marketing its auto-dimming mirrors to the larger Chinese domestic automakers beyond the global automakers' and their joint ventures.

The Company's auto-dimming mirror unit shipment mix by region has significantly changed over the past ten years. The following is a breakdown of unit shipment mix by region in 2010 vs. 2000 calendar years:

	2010	2000
Domestic	22%	59%
Transplants	15%	5%
North America	37%	64%
Europe	44%	27%
Asia-Pacific	19%	9%
	100%	100%

Revenues by major geographic area are disclosed in footnote 8 of the Consolidated Financial Statements.

Historically, new safety and comfort options have entered the original equipment automotive market at relatively low rates of "top of the line" or luxury model automobiles. As the selection rates for the options on the luxury models increase, they generally become available on more models throughout the product line and may become standard equipment. The recent trend of domestic and foreign automakers is to offer several options as a package. As consumer demand increases for a particular option, the mirror tends to be offered on more vehicles and in higher option rate packages. The Company anticipates that its auto-dimming mirrors will be offered as standard equipment, in higher option rate packages, and on more small/mid-size vehicle models as consumer awareness of the safety and comfort feature continue to become more well-known and acceptance grows.

Since 1998, Gentex Corporation has contracted with MITO Corporation in the ordinary course of business to sell several of its most popular automatic-dimming mirrors directly to consumers in the automotive aftermarket; in addition, the Company sells some auto-dimming mirrors to automotive distributors. In 2008, the Company announced that its RCD Mirror is available through MITO Corporation as well. It is management's belief that these sales have limited potential until the Company achieves significantly higher penetration of the OEM market.

Automotive Mirrors Competition. The Company continues to be the leading producer of auto-dimming rearview mirrors in the world and currently is the dominant supplier to the automotive industry with an approximate 85% market share worldwide in 2010, as compared to approximately 83% in 2009. While the Company believes it will retain a dominant position in auto-dimming rearview mirrors for some time, one other U.S. manufacturer (Magna Mirrors) is competing for sales to domestic and foreign vehicle manufacturers and is supplying a number of domestic and foreign vehicle models with its hybrid or solid polymer matrix versions of electrochromic mirrors. In addition, two Japanese manufacturers are currently supplying a few vehicle models in Japan with solid-state electrochromic mirrors. There are a small number of Chinese domestic mirror suppliers that are marketing and selling auto-dimming rearview mirrors, in low volume, within the domestic China automotive market. However, the Company believes that these domestic mirror suppliers do not currently meet global automotive grade specifications.

On October 1, 2002, Magna International acquired Donnelly Corporation, which was the Company's major competitor for sales of automatic-dimming rearview mirrors to domestic and foreign vehicle manufacturers and their mirror suppliers. The Company continues to sell certain automatic-dimming rearview mirror sub-assemblies to Magna.

The Company believes its electrochromic automatic mirrors and mirrors with advanced electronic features offer significant performance advantages over competing products. However, the Company recognizes that Magna Mirrors, a competitor and wholly-owned subsidiary of Magna International, is considerably larger than the Company and may present a more formidable competitive threat in the future. To date, the Company is not aware of any significant impact of Magna's acquisition of Donnelly upon the Company; however, any ultimate significant impact remains uncertain.

There are numerous other companies in the world conducting research on various technologies, including eletrochromics, for controlling light transmission and reflection. The Company currently believes that the electrochromic materials and manufacturing process it uses for automotive mirrors remains the most efficient and cost-effective way to produce such products. While automatic-dimming mirrors using other technologies may eliminate glare, the Company currently believes that each of these technologies have inherent cost or performance limitations as compared to our technologies.

The Company's RCD Mirror feature competes in the market-place with backup sensors and other displays used with rear backup cameras (displays could be in the rearview mirror, navigation system or other radio or multi-purpose displays). The Company believes that its RCD Mirror is an optimum, ergonomic, easily adaptable method to display the output of a rear camera for increased safety. Ultrasonic sensors cost less but may be less effective. Any color display in a vehicle is relatively costly, and when a color display is required for other features such as navigation, radio or other vehicle functions, then it may be less costly on a per-feature basis to display the output of the backup camera in that in-dash display, offering significant competition to the RCD Mirror. The long-term success of the RCD Mirror may depend on automakers' strategies for complying with the new rulemaking under the Kids Transportation Safety Act of 2007, and their willingness and desire to display other information in the RCD Mirror, driving down the per-feature cost.

As the Company continues to expand the capabilities of its CMOS imager technology for additional advanced-feature auto-dimming mirror products (i.e. driver assist features), the Company recognizes that it is primarily competing with considerably larger European and Asian electronics companies that could present a more formidable competitive threat in the future as new products/features are brought to market.

Fire Protection Products

The Company manufactures approximately 60 different models of smoke alarms and smoke detectors, combined with over 150 different models of signaling appliances. All the smoke detectors/alarms operate on a photoelectric principle to detect smoke. While the use of photoelectric technology entails greater manufacturing costs, the Company believes that these detectors/alarms are superior in performance to competitive devices that operate through an ionization process, and are preferred in most commercial residential occupancies. Photoelectric detectors/alarms feature low light-level detection, while ionization detectors utilize an ionized atmosphere, the electrical conductivity of which varies with changes in the composition of the atmosphere. Photoelectric detectors/alarms are widely recognized to respond more quickly to slow, smoldering fires, a common form of dwelling unit fire and a frequent cause of fire-related deaths. In addition, photoelectric detectors are less prone to nuisance alarms and do not require the use of radioactive materials necessary for ionization detectors. Photoelectric smoke detectors/alarms are now being required by over a dozen major cities, over a dozen states, as well as regional and national building and fire alarm codes.

In 2009, the Company announced the development and subsequent UL listing of its first Carbon Monoxide (CO) Alarm as well as an alarm that combines both CO and smoke alarm sensing technology into one unit. These products are designed primarily for applications such as hotels, motels, hospitals, college dormitories and nursing homes. The alarm utilizes photoelectric smoke sensing technology and an established CO sensing technology to deliver both smoke and CO protection in one unit. The new products are in compliance with Underwriters Laboratories (UL) 2034, UL217, and National Fire Protection Association 72 and 720. The new product comes at a time when over twenty states are currently mandating CO detection in residential occupancies.

The Company's fire protection products provide the flexibility to be wired as part of multiple-function systems and consequently are generally used in fire detection systems common to large office buildings, hotels, motels, military bases, college dormitories and other commercial establishments. However, the Company also offers single-station alarms for both commercial and residential applications. While the Company does not emphasize the residential market, some of its fire protection products are used in single-family residences that utilize fire protection and security systems. The Company's detectors emit audible and/or visual signals in the immediate location of the device, and certain models are able to communicate with monitored remote stations.

In 2005, the Company received Underwriters Laboratory (UL) listing on a series of commercial residential smoke alarms. The Company continues to believe this product fits well into new markets and customers. This series of smoke alarms consists of four models and is electrically powered or electrically powered with battery back-up. Also in 2005, the Company received UL listing for a new line of speaker strobes for commercial occupancies. This speaker series meets the requirements found on the national codes.

Markets and Marketing. The Company's fire protection products are sold directly to fire protection and security product distributors under the Company's brand name, to electrical wholesale houses, and to original equipment manufacturers of fire protection systems under both the Company's brand name and private labels. The Company markets its fire protection products globally through regional sales managers and manufacturer representative organizations.

Competition. The fire protection products industry is highly competitive in terms of both the smoke detectors and signaling appliance markets. The Company estimates that it competes principally with twelve manufacturers of smoke detection products for commercial use and approximately four manufacturers within the residential market, three of which produce photoelectric smoke detectors. In the signaling appliance markets, the Company estimates it competes with approximately nine manufacturers. While the Company faces significant competition in the sale of smoke detectors and signaling appliances, it believes that the introduction of new products, improvements to its existing products, its diversified product line, and the availability of special features will permit the Company to maintain its competitive position.

Dimmable Aircraft Windows

The Company previously reached an agreement with PPG Aerospace to work together to provide variably dimmable windows for the passenger compartment on the new Boeing 787 Dreamliner series of aircraft. The Company is shipping about 100 windows for the passenger compartment of each 787. The Company believes that the commercially viable market for variably dimmable windows is currently limited to the aerospace industry. The Company began shipping dimmable windows to the production line in the second quarter of 2010. However, Boeing recently announced further delays in customer deliveries due to an in-flight issue experienced back in November of 2010 on a test plane. Boeing now anticipates that the first customer delivery will be delayed until the third quarter of 2011. During 2008, the Company and

PPG Aerospace announced that they will work together to supply dimmable windows to Hawker Beechcraft Corporation for the passenger cabin windows of the Beechcraft King Air 350i airplane. The Company continued to ship parts for the King Air 350i airplane in low volume during 2010.

The Company's success with electrochromic technology provides potential opportunities for other commercial applications, which the Company expects to explore in the future when and as the Company feels it is in its best interests to do so. Examples of possible applications of electrochromic technology include windows for the automotive, architectural and aerospace markets. Progress in adapting electrochromic technology to the specialized requirements of the window market continued in 2010. However, we believe that a commercial architectural window product will still require several years of additional engineering and intellectual property development work.

Markets and Marketing. The Company jointly markets and sells its variable dimmable windows to aircraft manufacturers with PPG Aerospace.

Competition. The Company's variable dimmable aircraft windows are the first commercialized product for original equipment installation in the aircraft industry. Other manufacturers are working to develop and sell competing products utilizing other technology in the aircraft industry for aftermarket or original equipment installation.

Trademarks and Patents

The Company owns 23 U.S. trademarks and 371 U.S. patents, 341 of which relate to electrochromic technology, automotive rearview mirrors, microphones, displays and/or sensor technology. These patents expire between 2011 and 2029. The Company believes that these patents provide the Company a significant competitive advantage in the automotive rearview mirror market; however, none of these patents is individually integral to the success of the Company's products.

The Company also owns 55 foreign trademarks and 236 foreign patents, 224 of which relate to electrochromic technology, automotive rearview mirrors, microphones, displays and/or sensor technology. These patents expire at various times between 2012 and 2027. The Company believes that the competitive advantage derived in the relevant foreign markets for these patents is comparable to that experienced in the U.S. market.

The Company owns 12 U.S. patents and 8 foreign patents that relate to the Company's fire protection products, and the Company believes that the competitive advantage provided by these patents is relatively small.

The Company's remaining 18 U.S. patents and remaining 4 foreign patent owned by the Company relate to the Company's variable dimmable windows, and the Company believes that the competitive advantage provided by these patents is relatively small.

The Company also has in process 121 U.S. patent applications, 227 foreign patent applications, and 42 trademark applications. The Company continuously seeks to improve its core technologies and apply those technologies to new and existing products. As those efforts produce patentable inventions, the Company expects to file appropriate patent applications.

Miscellaneous

The Company considers itself to be engaged in the manufacture and sale of automatic-dimming rearview mirrors and non-automatic-dimming rearview mirrors for the automotive industry, fire protection products for the commercial building industry and variable dimmable windows for the aircraft industry. The Company has several important customers within the automotive industry, three of which each account for 10% or more of the Company's annual sales (including direct sales to OEM customer and sales through their Tier 1 suppliers): Toyota Motor Corporation, General Motors Corporation and Volkswagen/Audi. The loss of any of these customers could have a material adverse effect on the Company. The Company's backlog of unshipped orders was $257,204,232 and $184,350,730 at February 1, 2011, and 2010, respectively.

At February 1, 2011, the Company had 2,908 full-time employees. None of the Company's employees are represented by a labor union or other collective bargaining representative. The Company believes that its relations with its employees are good.

(d) Financial Information About Geographic Areas.
See "Markets and Marketing" in Narrative Description of Business (Item 1(c)) and footnote 8 to the Consolidated Financial Statements for certain information regarding geographic areas.

(e) Available Information.
The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be made available, free of charge, through the Investor Information section of the Company's Internet website (http://www.gentex.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The SEC maintains an internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issues that a company files electronically with the SEC.

Item 1A. Risk Factors.

Safe Harbor for Forward-Looking Statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's belief, assumptions, current expectations, estimates and projections about the global automotive industry, the economy, the ability to control and leverage fixed manufacturing overhead costs, unit shipment and revenue growth rates, the ability to control E,R&D and S,G&A expenses, gross margins and the Company itself. Words like "anticipates," "believes," "confident," "estimates," "expects," "forecast," "hopes," "likely," "plans," "projects," "optimistic" and "should," and variations of such words and similar expressions identify forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, expense, likelihood and degree of occurrence. These risks include, without limitation, employment and general economic conditions, worldwide automotive production, the maintenance of the Company's market share, the ability to achieve purchasing and engineering cost reductions, customer inventory management, supplier part shortages, competitive pricing pressures, currency fluctuations, interest rates, equity prices, the financial strength/stability of the Company's customers (including their Tier 1 suppliers), supply chain disruptions, potential sale of OEM business segments or suppliers, potential customer (including their Tier 1 suppliers) bankruptcies, the mix of products purchased by customers, the ability to continue to make product innovations, the market for Rear Camera Display Mirrors and the success of those products, the success of certain other products (e.g SmartBeam®) and other risks identified in the Company's other filings with the Securities and Exchange Commission. Therefore, actual results and outcomes may materially differ from what is expressed or forecasted. Furthermore, the Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

The following risk factors, together with all other information provided in this Annual Report on Form 10-K, should be carefully considered.

Automotive Industry. 98% of our net sales are to customers within the automotive industry. The automotive industry has always been cyclical and highly impacted by levels of economic activity. The current economic environment continues to be uncertain and continues to cause increased financial and production stresses evidenced by volatile production levels, supplier part shortages, customer and supplier financial issues, automotive plant shutdowns, commodity material cost increases, consumer preference shift to smaller vehicles, where we have a lower penetration rate and lower content per vehicle, due to environmental concerns and fuel costs. If automotive customers (including their Tier 1 suppliers) experience bankruptcies, work stoppages, strikes, part shortages, etc., it could disrupt our shipments to these customers, which could adversely affect our sales, margins, profitability and, as a result, our share price. Automakers continue to experience increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellation or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This volatility and uncertainty has made it more difficult for us to forecast future sales, effectively manage costs and utilize capital, engineering, research and development, and human resource investments.

Key Customers. We have a number of large customers, including three automotive customers which each account for 10% or more of our annual net sales (includes direct sales to OEM customers and sales through their Tier 1 suppliers): Toyota Motor Corporation, General Motors Corporation and Volkswagen/Audi. The loss of all or a substantial portion of the sales to, or decreases in production by, any of these customers (or certain other significant customers) would have a material adverse effect on our sales, margins, profitability and, as a result, our share price. Effective October 1, 2003, General Motors Corporation began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract for any or no reason.

Credit Risk. In light of the continuing financial stresses within the worldwide automotive industry, certain automakers and Tier 1 customers are considering the sale of certain business segments or may be considering bankruptcy. Should one or more of our larger customers (including sales through their Tier 1 suppliers) declare bankruptcy or sell their business, it could adversely affect the collection of receivables, our sales, margins, profitability and, as a result, our share price. The on-going uncertain economic environment continues to cause increased financial pressures and production stresses on our customers, which could impact timely customer payments and ultimately the collectability of receivables.
The Company has been paid for all pre-petition bankruptcy receivables relating to the General Motors and Chrysler Chapter 11 bankruptcies in 2009.

Our increased allowance for doubtful accounts in 2008 related to financially distressed Tier 1 mirror customers. While we made progress in collecting a portion of the significantly past due account balances from certain Tier 1 mirror customers, we did incur a bad debt write off of approximately $1.1 million in 2009, which was part of the 2008 increase in allowance for doubtful accounts. The remaining overall allowance for doubtful accounts primarily relates to financially distressed Tier 1 mirror customers. We continue to work with these financially distressed customers in collecting past due balances. Refer to Footnote 1 of the Consolidated Financial Statements for additional details regarding our allowance for doubtful accounts.

Supply Chain Disruptions. Due to the just-in-time supply chains within the automotive industry, a disruption in a supply chain caused by an unrelated supplier due to bankruptcy, work stoppages, strikes, part shortages, etc. could disrupt our shipments to one or more automaker customers, which could adversely affect our sales, margins, profitability and, as a result, our share price.

Pricing Pressures. In addition to price reductions over the life of our long-term agreements, we continue to experience significant pricing pressures from our automotive customers and competitors, which have affected, and which will continue to affect our margins to the extent that we are unable to offset the price reductions with engineering and purchasing cost reductions, productivity and manufacturing yield improvements, and increases in unit sales volume, each of which pose a challenge. In addition, financial pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, customer market testing of future business, dual sourcing initiatives and warranty cost-sharing programs, which could adversely impact our sales growth, margins, profitability and, as a result, our share price.

Competition. We recognize that Magna Mirrors, our main competitor and a wholly-owned subsidiary of Magna International, is considerably larger than we are and may present a more formidable competitive threat in the future. Our future growth and success will depend on the ability to compete in our highly competitive markets.

Our RCD Mirror feature competes in the market place with backup sensors and rear backup cameras (which could be in the rearview mirror, navigation system or other radio or multi-purpose displays). We believe that our RCD Mirror is an optimum, ergonomic, easily adaptable method to display the output of a rear camera for increased safety. Ultrasonic sensors cost less but may be less effective. Any color display in a vehicle is relatively costly, and when a color display is required for other features such as navigation, radio or other vehicle functions, then it may be less costly on a per-feature basis to display the output of the backup camera in that in-dash display, offering significant competition to the RCD Mirror. The long-term success of our RCD Mirror may depend on automakers strategy in complying with the requirements of the Kids Transportation Safety Act of 2007, including recent rulemaking, and their willingness and desire to display other information in the RCD Mirror, driving down the per-feature cost.

Our SmartBeam® product is a single function driver assist feature that competes with large electronics automotive suppliers who are marketing multi-function vision systems. Our single function SmartBeam® feature is a cost competitive product when compared to other high-beam assist features. While we expect SmartBeam® help drive growth over the next several years, competition could impact our expectations. As the Company continues to expand the capabilities of its CMOS imager technology for additional driver assist advanced-feature auto-dimming mirror products, the Company recognizes that it is competing with considerably larger electronics companies as well, that could present a more formidable competitive threat in the future as new products/features are brought to market.

New Technology and Product Development. We continue to invest a significant portion of our annual sales in engineering, research and development projects as set forth in our Consolidated Statement of Income of our Consolidated Financial

Statements filed with this report. Should these efforts ultimately prove unsuccessful, our sales, net income and, as a result, our share price will be adversely affected.

Intellectual Property. We believe that our trade secrets and patents provide us with a significant competitive advantage in automotive rearview mirrors (but none of our patents individually is required for the success of our products). The loss of any significant combination of trade secrets and patents regarding our products could adversely affect our sales, margins, profitability and, as a result, share price.

Intellectual Property Litigation and Infringement Claims. A successful claim of patent or other intellectual property infringement against us could affect our profitability and future growth. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved in our business and the uncertainty of intellectual property litigation significantly increases these risks. Any of these adverse consequences could potentially have an effect on our business, financial condition and results of operations.

Business Disruptions. Manufacturing of our proprietary products employing electro-optic technology is performed at our five manufacturing facilities in Zeeland, Michigan. In December 2010, we purchased an additional manufacturing facility in Holland, Michigan, which is approximately three miles from our other manufacturing facilities in Zeeland, Michigan. Should a catastrophic event occur, our ability to manufacture product, complete existing orders and provide other services would be severely impacted for an undetermined period of time. We have purchased business interruption insurance to address some of these potential costs. Our inability to conduct normal business operations for a period of time may have an adverse impact on our business, financial condition, and results of operations.

Other. Other issues and uncertainties which could adversely impact our sales, margins, profitability and, as a result, our share price include:

- Uncertain equity markets could negatively impact our financial performance due to an increase in realized losses on the sale of equity investments and/or recognized losses due to an other-than-temporary impairment adjustment on available-for-sale securities (mark to market adjustment).
- Changes in the commodity prices of the materials used in our products. We continue to experience pressure for select raw material cost increases. The Company is also experiencing increased costs associated with supply chain constraints on certain automotive grade electronic components. We anticipate that the supply chain constraints will persist into the first half of calendar year 2011.
- General economic conditions continue to be of concern in many of the regions in which we do business given that our primary industry is greatly impacted by overall, general economic conditions. Continued adverse worldwide economic conditions, currency exchange rates, war or significant terrorist acts, could each affect worldwide automotive sales and production levels.
- We implemented the first phase of a new Enterprise Resource Planning (ERP) System effective July 1, 2009, which covered key core business areas at our Zeeland, Michigan locations. To date, we have not experienced any significant issues. In addition, we have implemented our new ERP system for one of its overseas offices effective December 1, 2009. To date, we have not experienced any significant issues. The implementation of additional lean manufacturing production line scheduling and business reporting capabilities are still in process as of December 31, 2010. While we believe that all necessary system development processes, testing procedures and user training that is planned will be adequate and completed prior to implementation, there is no guarantee that all system components will function as intended at the time of implementation. Unanticipated failure(s) could cause delays in our ability to produce or ship our products, process transactions, or otherwise conduct business in our markets, resulting in material financial risk.
- Manufacturing yield issues may negatively impact our margins and profitability.
- Our ability to attract or retain key employees to operate our manufacturing facilities and to staff our corporate office. We are dependent on the services of our management team. Losing key members of our management team could adversely affect our operations. We do not maintain key man life insurance on any of our officers or directors.
- Our ability to successfully design and execute strategic and operating plans, including continuing to obtain new business.

Antitakeover Provisions. Our articles of incorporation and bylaws, the laws of Michigan, and our Shareholder Protection Rights Plan include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. In addition, such provisions could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then current price for our common stock. These provisions could also, if our Board of Directors determines that is in the best interest of our Company and our shareholders, prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

All of these provisions may have the effect of delaying or preventing, if our Board of Directors determines that is in the best interest of our Company and our shareholders, a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

Fluctuations in Market Price. The market price for our common stock has fluctuated, ranging from a low of $16.54 to a high of $30.36 during 2010. The overall market and the price of our common stock may continue to fluctuate. There may be a significant impact on the market price for our common stock due to, among other things:

- variations in our anticipated or actual operating results or the results of our competitors;
- changes in investors' or analysts' perceptions of the risks and conditions of our business and in particular our primary industry;
- changes in investors' or analysts' perceptions of how the Kids Transportation Safety Act of 2007, and in particular the new rulemaking, may impact our business in the future;
- the size of the public float of our common stock;
- market conditions, including the industry in which we operate, and
- general economic conditions.

Item 1B. Unresolved Staff Comments.

None

Item 2. Properties.

The Company currently operates out of five office/manufacturing facilities in Zeeland, Michigan, and we expect to be operating out of an additional manufacturing facility, acquired in 2010, in Holland, Michigan in the first quarter of 2011. These facilities are approximately 25 miles southwest of Grand Rapids, Michigan. In addition, the Company operates overseas offices discussed elsewhere herein (see Part 1, Item1). The office and production facility for the Fire Protection Products Group is a 25,000 square-foot, one-story building leased by the Company since 1978 from related parties (see Part III, Item 13, of this report).

In December 2010, the Company purchased, with cash and cash equivalents on hand, an existing 108,000-square-foot electronics manufacturing facility in Holland, Michigan, which is located approximately three miles from its other manufacturing facilities in Zeeland, Michigan. The Company expects this facility to be operational in the first quarter of 2011. The cost to purchase the facility and the estimated cost of building improvements, which are currently in process, will be approximately $5.0 million.

The corporate office and production facility for the Company's Automotive Products Group is a modern, two-story, 150,000 square-foot building of steel and masonry construction situated on a 40-acre site in a well-kept industrial park. A second 128,000 square-foot office/manufacturing facility on this site was opened during 1996. The Company expanded its automotive production facilities by constructing a third 170,000 square-foot facility on its current site which opened in the second quarter of 2000.

In November 2002, the Company announced plans to expand its manufacturing operations in Zeeland, Michigan, with the construction of a fourth 150,000 square-foot automotive mirror manufacturing facility. During 2003, the Company also announced plans for a new 200,000 square-foot technical office facility linking the fourth manufacturing facility with its existing corporate office and production facility. The Company completed the construction of its fourth automotive manufacturing facility and the new technical center in 2006 at a total cost of approximately $38 million, which was funded from its cash and cash equivalents on hand.

The Company also constructed a 40,000 square-foot office, distribution and light manufacturing facility in Erlenbach, Germany, at a cost of approximately $5 million, which was completed at the end of 2003.

During 2006, the Company purchased a 25,000 square-foot office, distribution and light manufacturing facility near Shanghai, China, at a cost of approximately $750,000, which was funded from cash and cash equivalents on hand.

In January 2007, the Company announced plans to expand its automotive exterior mirror manufacturing facility in Zeeland Michigan, with the construction of a 60,000 square-foot building addition. The Company completed the building addition to its automotive exterior mirror manufacturing facility in January 2008 at a cost of approximately $6 million, which was funded from cash and cash equivalents on hand.
The Company's three existing automotive interior mirror manufacturing facilities in Zeeland, Michigan along with its newly acquired manufacturing facility in Holland, Michigan (expected to be operational during the first quarter of 2011), will have an estimated building capacity to manufacture approximately 18-23 million interior mirror units annually, based on the current product mix. The Company evaluates equipment capacity on an annual basis and adds equipment as needed. In 2010, the Company shipped approximately 12,828,000 interior auto-dimming mirrors.

The Company's automotive exterior mirror manufacturing facility has an estimated building capacity to manufacture approximately 9 million units annually, based on the current product mix. The Company evaluates equipment capacity on an annual basis and adds equipment as needed. In 2010, the Company shipped approximately 4,264,000 exterior auto-dimming mirrors.

The Company believes its existing facilities are currently suitable, adequate, and have the capacity necessary for current and near-term planned business.

Item 3. Legal Proceedings.

The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable. The Company does not believe however, that at the current time any of these matters constitute material pending legal proceedings that will have a material adverse effect on the financial position or future results of operations of the Company.

Item 4. (Removed and Reserved).

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) The Company's common stock trades on The Nasdaq Global Select Market®. As of February 9, 2011, there were 2,009 record-holders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The Nasdaq Global Select Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2009	First	$10.64	$ 7.01
	Second	14.02	9.53
	Third	15.50	9.87
	Fourth	18.36	13.60
2010	First	$20.95	$16.54
	Second	22.99	17.90
	Third	20.39	16.69
	Fourth	30.36	19.35

See Item 12 of Part III with respect to "Equity Compensation Plan Summary," which is incorporated herein.

Stock Performance Graph: The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on the Nasdaq Composite Index (all U.S. companies) and the Dow Jones U.S. Auto Parts Index (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day of 2005, and reinvestment of dividends in all cases.


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In August 2008, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend at an increased rate of $0.11 per share until the Board takes other action with respect to the payment of dividends. Based on current U.S. income tax laws, the Company intends to continue to pay a quarterly cash dividend and will consider future dividend rate adjustments based on the Company's profitability, cash flow, liquidity and other business factors.

(b) Not applicable.

(c) On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market and business conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. This share repurchase plan does not have an expiration date. On July, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. On May 16, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On August 14, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On February 26, 2008, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 4,000,000 shares under the plan. Approximately 1,972,000 shares remain authorized to be repurchased under the plan. There were no repurchases in 2010

Item 6. Selected Financial Data.

	(in thousands, except per share data)				
	2010	2009	2008	2007	2006
Net Sales	$ 816,263	$544,523	$623,800	$653,933	$572,267
Net Income	137,734	64,637	62,088	122,130	108,761
Earnings Per Share (Fully Diluted)	$ 0.98	$ 0.47	$ 0.44	$ 0.85	$ 0.73
Cash Dividends Declared per Common Share	$ 0.44	$ 0.44	$ 0.43	$ 0.40	$ 0.37
Total Assets	$1,002,691	$822,603	$763,103	$898,023	$785,028
Long-Term Debt Outstanding at Year End	$ -	$ -	$ -	$ -	$ -

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations.

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
	Year Ended December 31,			2010 To 2009	2009 To 2008
	2010	2009	2008		
Net Sales	100.0%	100.0%	100.0%	49.9%	(12.7%)
Cost of Goods Sold	63.8	67.4	67.4	41.9	(12.8)
Gross Profit	36.2	32.6	32.6	66.5	(12.6)
Operating Expenses:					
Engineering, Research and Development	7.8	8.6	8.3	36.0	(9.2)
Selling, General and Administrative	5.0	6.6	6.8	13.4	(15.6)
Total Operating Expenses:	12.8	15.2	15.1	26.3	(12.1)
Operating Income	23.4	17.4	17.5	101.8	(13.0)
Other Income/(Expense)	1.5	.3	(2.7)	619.3	110.4
Income Before Provision for Income Taxes	24.9	17.7	14.8	111.1	4.5
Provision for Income Taxes	8.0	5.8	4.8	107.2	5.3
Net Income	16.9%	11.9%	10.0%	113.1%	4.1%

Results of Operations: 2010 to 2009

Net Sales. Company net sales increased by $271,740,000, or 50% compared to the prior year. Automotive net sales increased by 52% on a 46% increase in auto-dimming mirror shipments, from 11,678,000 (in 2009) to 17,092,000 (in 2010) units, primarily reflecting increased light vehicle production globally and increased penetration of auto-dimming mirrors with electronic content. North American auto-dimming mirror unit shipments in 2010 increased by 56% compared to 2009, primarily as a result of increased auto-dimming mirror unit shipments for domestic and Asian transplant automakers. Overseas mirror unit shipments increased by 41% during 2010 compared to 2009, primarily due to increased auto-dimming mirror unit shipments to certain European and Asian automakers. Other net sales increased 2% compared to the prior year, as dimmable aircraft window sales more than offset the 16% year over year decrease in fire protection sales. The decrease in fire protection sales was primarily due to the weak commercial construction market.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold decreased from 67% to 64%, primarily reflecting the higher sales level leveraged over the fixed manufacturing overhead costs, partially offset by annual automotive customer price reductions.

Operating Expenses. Engineering, research and development expenses increased approximately $16,972,000, but decreased from 9% to 8% of net sales. E, R & D expenses increased 36% year over year, primarily due to additional hiring of employee and outside contract engineering/development services

Selling, general and administrative expenses increased 13% and approximately $4,810,000, primarily due to the Company's overseas office expenses, but decreased from 7% to 5% of net sales.

Total Other Income/(Expense). Total other income increased $10,735,000 in 2010, primarily due to realized gains on the sale of equity investments in calendar year 2010, compared with realized losses on the sale of equity investments in calendar year 2009.

Taxes. The provision for federal income taxes varied from the statutory rate in 2010 primarily due to the domestic manufacturing deduction.

Net Income. Net income increased by $73,097,000, or 113% year over year, primarily due to increased sales and gross margin.

Results of Operations: 2009 to 2008

Net Sales. Company net sales decreased by $79,277,000, or 13% compared to the prior year. Automotive net sales decreased by 13% on a 19% decrease in auto-dimming mirror shipments, from 14,389,000 (in 2008) to 11,678,000 (in 2009) units, primarily reflecting lower light vehicle production globally. North American auto-dimming unit shipments decreased by 27%, primarily as a result of significantly lower light vehicle production. Overseas mirror unit shipments decreased by 14% during 2009, primarily due to lower light vehicle production levels in Europe and Asia. Net sales of the Company's fire protection products decreased 18%, primarily due to the weak commercial construction market.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold remained at 67%, primarily reflecting the impact of annual automotive customer price reductions, offset by purchasing cost reductions.

Operating Expenses. Engineering, research and development expenses decreased approximately $4,761,000, but increased from 8% to 9% of net sales. E, R & D expenses decreased 9% year over year, primarily due to reduced employee headcount and reduced variable employee compensation expense. Reduced employee headcount accounted for approximately two thirds of the decrease in E, R & D expenses.

Selling, general and administrative expenses decreased 16% and approximately $6,617,000, but remained at 7% of net sales, primarily due to the increase in the allowance for doubtful accounts in 2008. Excluding the increase in the allowance for doubtful accounts of $3,800,000 in 2008, S, G & A expenses decreased by 7% year over year, primarily due to reduced variable employee compensation expense and foreign exchange rates. Foreign exchange rates accounted for approximately one third of the decrease in selling, general and administrative expenses.

Total Other Income/(Expense). Investment income decreased $10,278,000 in 2009, primarily due to lower interest rates.

A non-cash charge for other-than-temporary impairment losses on available-for-sale securities of $1,291,000 was recognized in 2009 due to unrealized losses on equity investments, compared with an impairment loss of $17,910,000 in 2008. Refer to Footnote 1 to the Consolidated Financial Statements for additional details.

Other expense-net decreased $12,010,000 in 2009, primarily due to reduced realized losses on the sale of equity investments in 2009.

Taxes. The provision for federal income taxes varied from the statutory rate in 2008 primarily due to the domestic manufacturing deduction.

Net Income. Net income increased by $2,549,000, or 4% year over year, primarily due to the improvement in total other income.

Liquidity and Capital Resources

The Company's financial condition throughout the periods presented has remained very strong, in spite of general economic conditions and conditions in our primary industry which remain difficult, even though improved.

The Company's current ratio increased from 8.6 as of December 31, 2009, to 9.1 as of December 31, 2010, primarily as a result of the increase in short term investments, inventory and accounts receivable, partially offset by an increase in accounts payable.

Cash flow from operating activities for the year ended December 31, 2010, increased $17,479,000 to $128,134,000, compared to $110,654,000 for the same period last year, primarily due to increased net income, partially offset by changes in working capital. Capital expenditures for the year ended December 31, 2010, increased to $46,897,000, compared to $21,131,000 for the same period last year, primarily due to increased production equipment purchases given improved automotive industry conditions. In light of strong customer demand for our auto-dimming mirrors and more

complex product mix, the Company currently anticipates capital expenditures of approximately $60-70 million primarily for equipment during 2011, to be financed from existing cash and/or cash equivalents on hand.
Short-term investments as of December 31, 2010, increased approximately $69,324,000 compared to December 31, 2009, primarily due to fixed income investment purchases.

Accounts receivable as of December 31, 2010, increased approximately $24,488,000 compared to December 31, 2009, primarily due the higher sales levels.

Inventories as of December 31, 2010, increased approximately $47,120,000 compared to December 31, 2009, primarily due to higher sales and production levels in conjunction with increased lead times for certain electronic component raw materials inventory.

Long-term investments as of December 31, 2010, increased approximately $19,936,000 compared to December 31, 2009, primarily due to the purchase of equity securities originally earmarked for the equity investment portfolio and an increase in unrealized gains on equity investments.

Accounts payable as of December 31, 2010, increased approximately $12,839,000 compared to December 31, 2009, primarily due to increased production levels and capital spending.

Management considers the Company's working capital of approximately $583,181,000 and long-term investments of approximately $129,091,000 at December 31, 2010, together with internally generated cash flow and an unsecured $5,000,000 line of credit demand note from a bank, to be sufficient to cover anticipated cash needs for the next year and for the foreseeable future, considering its contract obligations and other commitments.

On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market and business conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. On July 20, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. On May 16, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On August 14, 2006, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 8,000,000 shares under the plan. On February 26, 2008, the Company announced that the Company's Board of Directors had authorized the repurchase of an additional 4,000,000 shares under the plan.

The following is a summary of quarterly share repurchase activity under the plan to date:

Quarter Ended	Total Number of Shares Purchased (Post-Split)	Cost of Shares Purchased
March 31, 2003	830,000	$ 10,246,810
September 30, 2005	1,496,059	25,214,573
March 31, 2006	2,803,548	47,145,310
June 30, 2006	7,201,081	104,604,414
September 30, 2006	3,968,171	55,614,102
December 31, 2006	1,232,884	19,487,427
March 31, 2007	447,710	7,328,015
March 31, 2008	2,200,752	34,619,490
June 30, 2008	1,203,560	19,043,775
September 30, 2008	2,519,153	39,689,410
December 31, 2008	2,125,253	17,907,128
Total	26,028,171	$380,900,454

1,971,829 shares remain authorized to be repurchased under the plan as of December 31, 2010.

Inflation, Changing Prices and Other

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. During 2010, the Company negotiated and entered into a multi-year sourcing agreement with Ford Motor Company in the ordinary course of the Company's business. Under the agreement, the Company was sourced all existing interior auto-dimming rearview mirror programs as well as a number of new interior auto-dimming rearview mirror program during the agreement term which ends on December 31, 2011.

The Company had a long-term agreement with Daimler AG (formerly DaimlerChrysler AG) entered into in the ordinary course of the Company's business. Under the agreement, the Company was sourced virtually all interior and exterior auto-dimming mirror business at Mercedes and Chrysler through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers. During 2007, the Company negotiated an extension to its global supply agreement with Chrysler LLC in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Chrysler interior auto-dimming rearview mirrors through 2015. The Chrysler agreement with the Company was not impacted by their Chapter 11 Bankruptcy filing in 2009.

During 2005, the Company negotiated an extension to its long-term agreement with General Motors (GM) in the ordinary course of the Company's business. Under the extension, the Company was sourced virtually all the interior auto-dimming rearview mirror programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a competitor under a lifetime contract. The new business also included the GMT360 program, which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors. The GM programs were transferred to the Company by the 2007 model year. During 2008, the Company negotiated another extension to the existing agreement, through August 1, 2012, in the ordinary course of the Company's business. The existing agreements with the Company were not impacted by their Chapter 11 Bankruptcy in 2009.

In response to the weakness in the automotive market in 2008, the Company eliminated its entire contract workforce, which was followed by the elimination of a third shift near the end of the third quarter of 2008. In addition, the Company offered voluntary layoffs, had a partial plant shutdown the week of the 2008 Thanksgiving holiday and had extended plant shutdowns over the 2008 Christmas and 2009 New Year holidays in response to similar plant shutdowns by its automotive customers. As automotive production schedules continued to weaken at that time, the Company permanently laid off approximately 290 hourly and 70 salaried workers in December 2008, which reduced overhead and operating expenses, bringing them to a level that was more in line with sales/production levels in the automotive and fire protection industries. The salaried workforce reductions reduced overhead and operating expenses by approximately $5.5 – $6 million on an annualized basis. Approximately half of the reduced expense impacts the Company's overhead expenses, and the other half impacts the Company's operating expenses, primarily in the engineering, research and development areas. The Company also instituted rolling layoffs within the hourly production workforce throughout the first quarter of 2009. As the automotive production environment improved during the second half of 2009, the Company started adding temporary contract workers, some direct hire hourly workers and resumed third shift production in certain areas during the third quarter of 2009.

As the automotive production environment and global economic conditions continued to improve throughout 2010, the Company continued to add temporary contract workers, direct hire hourly workers and technical salaried positions to meet increased demand for its products. In addition, the Company has utilized overtime and third shift production to meet increased production schedules.

During the second half of 2010, the Company experienced increased costs associated with supply chain constraints on certain automotive grade electronic components. The Company currently expects these supply chain constraints to persist into the first half of calendar year 2011. However, the supply chain related issues the Company has experienced to date have not disrupted deliveries to customers.

The Company utilizes the light vehicle production forecasting services of IHS/CSM Worldwide, and IHS/CSM's current forecasts for light vehicle production for the first quarter of 2011 are approximately 3.3 million units for North America, 4.8 million for Europe and 3.3 million for Japan and Korea. Current forecasts for light vehicle production for the first six months of 2011 are approximately 6.7 million units for North America, 9.7 million for Europe and 6.5 million for Japan and Korea. Current forecasts for light vehicle production for calendar 2011 are approximately 12.9 million units for North America, 18.6 million for Europe and 12.8 million for Japan and Korea.

The Company currently estimates that top line revenue will increase approximately 30-35% in the first quarter of 2011 compared with the same period in 2010 based on the current IHS/CSM forecast for light vehicle production levels and our anticipated product mix. These estimates are based on light vehicle production forecasts in the regions to which the Company ships product, as well as the estimated option rates for its mirrors on prospective vehicle models and anticipated product mix. Uncertainties, including light vehicle production levels, extended automotive plant shutdowns, sales rates in North America, Europe and Asia, customer inventory management, and the impact of potential automotive customer (including their Tier 1 suppliers) bankruptcies, work stoppages, strikes, supplier part shortages, etc., which could disrupt shipments to these customers making forecasting difficult. Due to significant uncertainties with global vehicle production volumes, it is an extremely difficult environment to forecast, and as a result, the Company is not providing revenue estimates beyond the first quarter of 2011 at this time. The Company also estimates that engineering, research and development expenses are currently expected to increase approximately 30-35% in the first quarter of 2011 compared with the same period in 2010, primarily due to additional hiring of employee and outside contract engineering/development services. In addition, the Company estimates that selling, general and administrative expenses are currently expected to increase approximately 10-15% in the first quarter of 2011 compared with the same period in 2010, primarily due to increased overseas office expenses.

Based on the current IHS/CSM forecast for light vehicle production levels for the entire 2011 year, the Company currently estimates that SmartBeam® unit shipments will increase approximately 50-60% in calendar year 2011 compared with calendar year 2010.

The Company currently believes that there are too many uncertainties to provide annual guidance for RCD Mirror unit shipments at this time due to the December 3, 2010 NHTSA announcement pertaining to the "Kids Transportation Safety Act of 2007" (refer to the "Auto-Dimming Rearview Mirrors" section in Part I , Item 1 for additional details). Many automakers are now revisiting decisions that may have been made prior to the December 3, 2010 announcement causing additional uncertainty. As a result, based on the current IHS/CSM forecast for light vehicle production levels, we currently estimate that RCD Mirror unit shipments will increase approximately 50% for the first six months of 2011 compared with the same period in 2010. The Company is not providing any other estimates at this time.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in it consolidated financial statements. See the Contractual Obligations and Other Commitments below.

Market Risk Disclosure

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, including a Euro denominated account, which currently are not significant. Because the Company sells its automotive mirrors throughout the world and automobile manufacturing is highly dependent on general economic conditions, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2010, approximately 8% of the Company's net sales were invoiced and paid in foreign currencies (compared to 11% for 2009 and 13% for 2008). The Company currently expects that approximately 8% of the Company's net sales in 2011 will be invoiced and paid in foreign currencies. The reduction in foreign currency denominated sales in 2010 was the result of a major customer in Europe switching certain programs back from Euro denominated sales to U.S. dollars. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000) and average interest rates are as follows:

	2011	2012	2013	2014	Total Balance as of December 31, 2010	2009
U.S. Government						
Amount	$50.2	-	-	-	$50.2	-
Average Interest Rate	.5%	-			.5%	-
Government Agency						
Amount	$36.1	-	-	-	$36.1	$17.1
Average Interest Rate	.4%	-			.4%	.6%
Certificates of Deposit						
Amount	-	-	$ 0.5	-	$ 0.5	-
Average Interest Rate	-	-	2.6%	-	2.6%	-
Other						
Amount	$ 0.1	-	-	-	$ 0.1	$ 0.1
Average Interest Rate	.4%	-	-	-	.4%	.6%

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies on the U.S. stock markets.

Contractual Obligations and Other Commitments

The Company had the following contractual obligations and other commitments (000,000) as of December 31, 2010:

	Total	Less than 1 Year	1-3 Years	After 3 Years
Short-term debt	$ -	$ -	$ -	$ -
Long-term debt	-	-	-	-
Operating leases	.9	.5	.4	-
Purchase obligations	136.4	135.6	.8	-
Dividends payable	15.7	15.7	-	-
	$153.0	$151.8	$1.2	$ -

Purchase obligations are primarily for inventory parts and capital equipment. The increase in purchase obligations as of December 31, 2010, compared to December 31, 2009 is primarily due to the significant increase in automotive production levels and supply chain constraints for certain inventory parts, which resulted in extended lead times.

Critical Accounting Policies.

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

Revenue Recognition. The Company recognizes revenue in accordance with ASC 820, *Revenue Recognition in Financial Statements*. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

Accounts Receivable. The Company reviews a monthly aging report of all accounts receivable balances starting with invoices outstanding over sixty days. In addition, the Company monitors information about its customers through a variety of sources including the media, and information obtained through on-going interaction between Company personnel and the customer. Based on the evaluation of the above information, the Company estimates its allowances related to customer receivables on historical credit and collections experience, customers current financial condition and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances, but such adjustments have not, historically, been material.

Inventories. Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

Investments. The Company's internal investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and the Company's intent and ability to hold the investment. Management also considers the type of security, related industry, sector performance, as well as published investment ratings and analyst reports to evaluate its portfolio. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions continue to deteriorate, the Company may incur future impairments.

Self Insurance. The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future results differ from original estimates, adjustments to recorded accruals may be necessary.

Income Taxes. The Company applies the provisions of ASC 740 as it relates to uncertainty in income taxes recognized in the Company's consolidated financial statements. A threshold of more likely than not to be sustained upon examination is applied to uncertain tax positions. The Company deems the estimates related to this provision to be reasonable, however, no assurance can be given that the final outcome of these matters will not vary from what is reflected in the historical income tax provisions and accruals.

Stock-Based Compensation. Effective January 1, 2006, the Company accounts for stock-based compensation in accordance with the fair value recognition provisions of ASC 718. The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time employees will retain their vested stock options before exercising them ("expected term"), (b) the volatility of the Company's common stock price over the expected term, (c) the number of options that will ultimately not complete their vesting requirements ("forfeitures") and (d) expected dividends. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amounts recognized on the consolidated condensed statements of operations.

See also Item 13 of Part III with respect to "Certain Transactions", which is incorporated herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See *"Market Risk Disclosure"* in Management's Discussion and Analysis (Item 7).

Item 8. Financial Statements and Supplementary Data.

The following financial statements and reports of independent registered public accounting firm are filed with this report as pages 30 through 50 following the signature page:

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008
Consolidated Statements of Shareholders' Investment for the years ended December 31, 2010, 2009 and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
Notes to Consolidated Financial Statements

Selected quarterly financial data for the past two years appears in the following table:

Quarterly Results of Operations
(in thousands, except per share data)

	First		Second		Third		Fourth	
	2010	2009	2010	2009	2010	2009	2010	2009
Net Sales	$185,769	$ 93,831	$201,561	$117,342	$206,833	$155,742	$222,101	$177,608
Gross Profit	68,568	22,310	73,894	35,795	73,760	54,356	79,468	65,094
Operating Income	44,608	2,199	48,787	16,078	46,972	33,103	50,605	43,238
Net Income (Loss)	32,462	(1,557)	34,057	12,209	34,291	23,937	36,923	30,048
Earnings Per Share*	$ .23	$ (.01)	$ .24	$ .09	$ .24	$ .17	$ .26	$ .22

*Diluted

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures.

As of December 31, 2010, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures [(as defined in Exchange Act Rules 13a – 15(e) and 15d – 15(e)]. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were adequate and effective as of December 31, 2010, to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this Form 10-K was being prepared.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Framework – Integrated Framework* our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included on page 31 hereof. During the period covered by this annual report, there have been no changes in the Company's internal controls over financial reporting that have materially affected or are likely to materially affect the Company's internal controls over financial reporting. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2010.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Executive Officers of the Registrant.

The following table lists the names, ages, and positions of all of the Company's executive officers. Officers are generally elected at the meeting of the Board of Directors following the annual meeting of shareholders.

NAME	AGE	POSITION	POSITION HELD SINCE
Fred Bauer	68	Chief Executive Officer	May 1986
Enoch Jen	59	Senior Vice President	January 2007
Mark Newton	51	Senior Vice President	August 2010
John Arnold	58	Vice President, Operations	August 2010
Steve Dykman	45	Vice President, Finance and Treasurer	January 2007

There are no family relationships among the officers listed in the preceding table.

Except for the executive officers discussed below, all other executive officers have held their current position with the Company for more than five years.

Enoch Jen had previously served as Senior Vice President and Chief Financial Officer since April 2006 and as Vice President, Finance of the Company since February 1991.

Mark Newton had previously served as Senior Vice President, Electronics, Purchasing and North American Sales since August 2009, as Senior Vice President, Electrical Engineering and Purchasing since June 2008, as Vice President, Purchasing and Advanced Technology since July 2007, as Vice President Purchasing and Photonics since July 2006, as Photonics Engineering Manager since July 2005 and joined the Company as Advanced Lighting Developer in August 2004. Prior to that time, Mr. Newton served as Vice President of Unity Microelectronics, Inc. since 2000. Mr. Newton became an executive officer of the Company on January 1, 2008.

John Arnold joined the Company as Vice President, Operations in December 2002 and became an executive officer of the Company on August 12, 2010.

Steve Dykman had previously served as Treasurer and Director of Accounting and Finance of the Company since November 2002, as Controller of the Company since April 1995 and joined the Company as Finance and Tax Manager in November 1993.

Information relating to directors appearing under the caption "Election of Directors" in the definitive Proxy Statement for 2011 Annual Meeting of Shareholders and filed with the Commission within 120 days after the Company's fiscal year end, December 31, 2010 (the "Proxy Statement"), is hereby incorporated herein by reference. No changes were made to the procedures by which shareholders may recommend nominees for the Board of Directors. Information concerning compliance with Section 16(a) of the Securities and Exchange Act of 1934 appearing under the caption "Section 16(A) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement is hereby incorporated herein by reference. Information relating to the Company's Audit Committee and concerning whether at least one member of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407(d)(5) of Regulation S-K appearing under the caption "Corporate Governance – Audit Committee" in the definitive Proxy Statement is hereby incorporated by reference.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Ethics for Certain Senior Officers is available without charge, upon written request, from the Corporate Secretary of the Company, 600 N. Centennial Street, Zeeland, Michigan 49464. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethics by posting such information on its website. Information contained in the

Company's website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Item 11. Executive Compensation.

The information contained under the caption "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in the definitive Proxy Statement is hereby incorporated herein by reference. The "Compensation Committee Report" shall not be deemed to be soliciting material or to be filed with the commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information contained under the captions "Common Stock Ownership of Management," "Common Stock Ownership of Certain Beneficial Owners," and "Equity Compensation Plan Summary" contained in the definitive Proxy Statement is hereby incorporated herein by reference. There are no arrangements known to the registrant, the operation of which may at a subsequent date result in a change in control.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information contained under the caption "Certain Transactions" contained in the definitive Proxy Statement is hereby incorporated herein by reference. The information contained under the caption "Election of Directors" contained in the definitive Proxy Statement is hereby incorporated by reference.

Item 14. Principal Accounting Fee and Services.

Information regarding principal accounting fees and services set forth under the caption "Ratification of Appointment of Independent Auditors – Principal Accounting Fees and Services" in the definitive Proxy Statement is hereby incorporated herein by reference. Information concerning the policy adopted by the Audit Committee regarding the pre-approval of audit and non-audit services provided by the Company's independent auditors set forth under the caption "Corporate Governance – Audit Committee" in the definitive Proxy Statement is hereby incorporated by reference.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) 1. Financial Statements. See Part II, Item 8.
    2. Financial Statements Schedules. None required or not applicable.
    3. Exhibits. See Exhibit Index located on page 51.
(b) See (a) above.
(c) See (a) above.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2011

GENTEX CORPORATION

By: /s/ Fred Bauer

Fred Bauer, Chairman and Principal Executive Officer

and

/s/ Steven Dykman

Steven Dykman, Vice President-Finance and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 22nd day of February, 2011, by the following persons on behalf of the registrant and in the capacities indicated.

Each Director of the registrant whose signature appears below hereby appoints Enoch Jen and Steve Dykman, each of them individually, as his attorney-in-fact to sign in his name and on his behalf, and to file with the Commission any and all amendments to this report on Form 10-K to the same extent and with the same effect as if done personally.

Signature	Title
/s/ Fred Bauer Fred Bauer	Director
/s/ Gary Goode Gary Goode	Director
/s/ Kenneth La Grand Kenneth La Grand	Director
/s/ Arlyn Lanting Arlyn Lanting	Director
/s/ John Mulder John Mulder	Director
/s/ Rande Somma Rande Somma	Director
/s/ Fred Sotok Fred Sotok	Director
/s/ Wallace Tsuha Wallace Tsuha	Director
/s/ James Wallace James Wallace	Director

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United Stated), Gentex Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 22, 2011

Report of Independent Registered Public Accounting Firm
On Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Gentex Corporation:

We have audited Gentex Corporation and Subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentex Corporation and Subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gentex Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gentex Corporation and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2010 of Gentex Corporation and Subsidiaries and our report dated February 22, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 22, 2011

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash and cash equivalents	$348,349,773	$336,108,446
Short-term investments	86,447,596	17,123,647
Accounts receivable	95,647,612	71,159,512
Inventories	100,728,730	53,608,996
Prepaid expenses and other	24,095,563	27,412,894
Total current assets	655,269,274	505,413,495
PLANT AND EQUIPMENT:		
Land, buildings and improvements	120,578,714	112,276,501
Machinery and equipment	352,618,391	327,554,073
Construction-in-process	13,351,954	6,973,175
	486,549,059	446,803,749
Less-Accumulated depreciation and amortization	(281,441,303)	(249,273,500)
	205,107,756	197,530,249
OTHER ASSETS:		
Long-term investments	129,091,167	109,155,248
Patents and other assets, net	13,222,442	10,504,497
	142,313,609	119,659,745
	$1,002,690,639	$822,603,489

LIABILITIES AND SHAREHOLDERS' INVESTMENT

	2010	2009
CURRENT LIABILITIES:		
Accounts payable	$ 40,295,464	$ 27,456,747
Accrued liabilities:		
Salaries, wages and vacation	5,724,818	4,674,854
Income taxes	-	3,766,593
Royalties	4,988,132	3,130,274
Dividends declared	15,652,134	15,217,332
Other	5,428,081	4,391,978
Total current liabilities	72,088,629	58,637,778
DEFERRED INCOME TAXES	37,071,184	28,036,968
SHAREHOLDERS' INVESTMENT:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.06 per share; 200,000,000 shares authorized; 142,292,127 shares issued and outstanding in 2010 and 138,339,385 shares issued and outstanding in 2009	8,537,528	8,300,363
Additional paid-in capital	347,834,218	270,351,796
Retained earnings	514,842,177	438,937,242
Accumulated other comprehensive income:		
Unrealized gain on investments	21,750,000	15,595,588
Cumulative translation adjustment	566,903	2,743,754
Total shareholders' investment	893,530,826	735,928,743
	$1,002,690,639	$822,603,489

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
NET SALES	$816,263,414	$544,522,993	$623,799,822
COST OF GOODS SOLD	520,573,101	366,968,216	420,672,934
Gross profit	295,690,313	177,554,777	203,126,888
OPERATING EXPENSES:			
Engineering, research and development	64,100,411	47,128,086	51,888,922
Selling, general and administrative	40,617,833	35,807,622	42,425,050
Total operating expenses	104,718,244	82,935,708	94,313,972
Income from operations	190,972,069	94,619,069	108,812,916
OTHER INCOME (EXPENSE):			
Investment income	2,901,956	3,321,853	13,600,326
Impairment loss on available-for-sale securities	0	(1,290,590)	(17,909,901)
Other, net	9,565,989	(298,029)	(12,308,480)
Total other income (expense)	12,467,945	1,733,234	(16,618,055)
Income before provision for income taxes	203,440,014	96,352,303	92,194,861
PROVISION FOR INCOME TAXES	65,706,045	31,715,218	30,106,914
NET INCOME	$137,733,969	$64,637,085	$62,087,947
EARNINGS PER SHARE:			
Basic	$ 0.99	$ 0.47	$ 0.44
Diluted	$ 0.98	$ 0.47	$ 0.44
Cash Dividends Declared per Share	$ 0.44	$ 0.44	$ 0.43

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
BALANCE AS OF DECEMBER 31, 2007	144,754,288	$8,685,257	$245,502,960		$530,290,281	$0	$22,333,698	$806,812,196
Issuance of common stock and the tax benefit of stock plan transactions	927,932	55,676	11,759,832		-	-	-	11,815,508
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-	10,217,484		-	-	-	10,217,484
Repurchases of common stock	(8,048,718)	(482,923)	(13,658,913)		(97,117,967)	-	-	(111,259,803)
Dividends declared ($.43 per share)	-	-	-		(60,284,747)	-	-	(60,284,747)
Comprehensive income:								
Net income	-	-	-	$ 62,087,947	62,087,947	-	-	62,087,947
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	(1,648,309)	-	-	-	-
Unrealized gain (loss) on investments, net of tax of ($10,308,288)	-	-	-	(19,143,954)	-	-	-	-
Other comprehensive income (loss)	-	-	-	(20,792,263)	-	-	(20,792,263)	(20,792,263)
Comprehensive income	-	-	-	$ 41,295,684	-	-	-	-
BALANCE AS OF DECEMBER 31, 2008	137,633,502	8,258,010	253,821,363		434,975,514	0	1,541,435	698,596,322
Issuance of common stock and the tax benefit of stock plan transactions	705,883	42,353	7,445,542		-	-	-	7,487,895
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-	9,084,891		-	-	-	9,084,891
Dividends declared ($.44 per share)	-	-	-		(60,675,357)	-	-	(60,675,357)
Comprehensive income:								
Net income	-	-	-	$ 64,637,085	64,637,085	-	-	64,637,085
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	1,585,745	-	-	-	-
Unrealized gain (loss) on investments, net of tax of $8,191,180	-	-	-	15,212,162	-	-	-	-
Other comprehensive income (loss)	-	-	-	16,797,907	-	-	16,797,907	16,797,907
Comprehensive income	-	-	-	$ 81,434,992	-	-	-	-
BALANCE AS OF DECEMBER 31, 2009	138,339,385	8,300,363	270,351,796		438,937,242	0	18,339,342	735,928,743
Issuance of common stock and the tax benefit of stock plan transactions	3,952,742	237,165	66,830,226		-	-	-	67,067,391
Stock-based compensation expense related to stock options, employee stock purchases and restricted stock	-	-	10,652,196		-	-	-	10,652,196
Dividends declared ($.44 per share)	-	-	-		(61,829,034)	-	-	(61,829,034)
Comprehensive income:								
Net income	-	-	-	$ 137,733,969	137,733,969	-	-	137,733,969
Other comprehensive income (loss):								
Foreign currency translation adjustment	-	-	-	(2,176,851)	-	-	-	-
Unrealized gain (loss) on investments, net of tax of $3,313,898	-	-	-	6,154,412	-	-	-	-
Other comprehensive income (loss)	-	-	-	3,977,561	-	-	3,977,561	3,977,561
Comprehensive income	-	-	-	$ 141,711,530	-	-	-	-
BALANCE AS OF DECEMBER 31, 2010	142,292,127	$8,537,528	$347,834,218		$514,842,177	-	$22,316,903	$893,530,826

GENTEX CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$137,733,969	$64,637,085	$62,087,947
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,620,674	38,364,492	35,891,067
Loss on disposal of assets	1,070,484	659,740	700,102
Gain on sale of investments	(9,767,008)	(5,363,090)	(12,730,583)
Loss on sale of investments	2,398,483	6,626,908	25,998,726
Impairment loss on available-for-sale securities	0	1,290,590	17,909,901
Deferred income taxes	10,390,886	(688,619)	(842,961)
Stock based compensation expense related to employee stock options, employee stock purchases and restricted stock	10,652,196	9,084,891	10,217,484
Excess tax benefits from stock based compensation	(3,020,975)	(31,953)	(62,647)
Change in operating assets and liabilities:			
Accounts receivable	(24,488,100)	(26,630,702)	19,652,701
Inventories	(47,119,734)	1,384,859	(6,944,295)
Prepaid expenses and other	(1,353,238)	12,232,402	(12,533,323)
Accounts payable	12,838,717	7,750,588	(10,825,490)
Accrued liabilities	177,332	1,337,105	(7,886,409)
Net cash provided by operating activities	128,133,686	110,654,296	120,632,220
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in available-for-sale securities:			
Sales proceeds	56,421,319	56,750,016	107,959,123
Maturities and calls	36,000,000	36,250,000	108,810,000
Purchases	(164,844,351)	(87,903,762)	(152,269,927)
Plant and equipment additions	(46,896,950)	(21,130,500)	(45,524,466)
Proceeds from sale of plant and equipment	504,977	26,060	11,002
Decrease (increase) in other assets	(5,771,488)	233,686	(3,183,770)
Net cash provided by (used for) investing activities	(124,586,493)	(15,774,500)	15,801,962
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock from stock plan transactions	67,067,391	7,487,895	11,815,508
Cash dividends paid	(61,394,232)	(60,597,710)	(60,463,115)
Repurchases of common stock	0	0	(111,259,803)
Excess tax benefits from stock based compensation	3,020,975	31,953	62,647
Net cash provided by (used for) financing activities	8,694,134	(53,077,862)	(159,844,763)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,241,327	41,801,934	(23,410,581)
CASH AND CASH EQUIVALENTS, Beginning of year	336,108,446	294,306,512	317,717,093
CASH AND CASH EQUIVALENTS, End of year	$348,349,773	$336,108,446	$294,306,512

The accompanying notes are an integral part of these consolidated financial statements.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company

Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic-dimming rearview mirrors for the automotive industry, non-automatic-dimming rearview automotive mirrors with electronic features, fire protection products for the commercial building industry and variable dimmable windows for the aircraft industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and Tier 1 suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security for trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation

The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

Cash equivalents consist of funds invested in bank accounts and money market funds that have daily liquidity.

Allowance For Doubtful Accounts

The Company bases its allowances for doubtful accounts related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance.

The following table presents the activity in the Company's allowance for doubtful accounts:

	Beginning Balance	Additions/ Reductions to Costs and Expenses	Deductions* and Other Adjustments	Ending Balance
Year Ended December 31, 2010:				
Allowance for Doubtful Accounts	$4,500,000	($ 96,236)	($ 103,764)	$4,300,000
Year Ended December 31, 2009:				
Allowance for Doubtful Accounts	$5,700,000	($109,757)	($1,090,243)	$4,500,000

*Represents excess of accounts written off over recoveries and other adjustments.

The Company has been paid for all pre-petition bankruptcy receivables relating to the General Motors and Chrysler Chapter 11 bankruptcies in 2009.

The Company increased its allowance for doubtful accounts in 2008 related to financially distressed Tier 1 mirror customers. While we made progress in collecting a portion of the significantly past due account balances from certain Tier 1 mirror customers, we did incur a bad debt write off of $1,090,974 in 2009. The remaining overall allowance for doubtful accounts primarily relates to financially distressed Tier 1 automotive customers. The Company continues to work with these financially distressed customers in collecting past due balances.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Investments

The Financial Accounting Standards Board (FASB) has issued authoritative guidance at ASC 820 "Fair Value Measurements." This statement establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases, require estimates of fair-market value. This standard also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measure on earnings.

The Company adopted the provisions of ASC 820 related to its financial assets and liabilities in 2008, and to its non-financial assets and liabilities in 2009, neither of which had a material impact on the Company's consolidated financial position, results of operations or cash flows. The Company's investment securities are classified as available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment (excluding other-than-temporary impairments). Assets or liabilities that have recurring measurements are shown below as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total as of December 31, 2010	(Level I)	(Level 2)	(Level 3)
Cash & Cash Equivalents	$ 348,349,773	$ 348,349,773	$ -	$ -
Short-Term Investments:				
Government Securities	36,136,760	36,136,760	-	-
U.S. Treasury Notes	50,156,250	-	50,156,250	-
Other	154,586	154,586	-	-
Long-Term Investments:				
Common Stocks	63,637,711	63,637,711	-	-
Mutual Funds – Equity	55,234,901	55,234,901	-	-
Limited Partnership – Equity	9,363,555	-	9,363,555	-
Certificate of Deposit	500,000	-	500,000	-
Other – Equity	355,000	355,000	-	-
Total	$ 563,888,536	$ 503,868,731	$ 60,019,805	$ -

The Company determines the fair value of its U.S. Treasury Notes by utilizing monthly valuation statements that are provided by its broker. The broker bases the investment valuation by using the bid price in the market. The Company also refers to third party sources to validate valuations. In addition, the Company determines the fair value of its limited partnership equity investments by utilizing monthly valuation statements that are provided by the limited partnership. The limited partnership bases its equity investment valuations on unadjusted quoted prices in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

The amortized cost, unrealized gains and losses, and market value of investment securities are shown as of December 31, 2010 and 2009:

		Unrealized		
2010	Cost	Gains	Losses	Market Value
Short-Term Investments:				
Government Securities	$ 36,137,467	$ 9,254	($ 9,961)	$36,136,760
U.S. Treasury Notes	50,095,921	60,329	-	50,156,250
Other	154,586	-	-	154,586
Long-Term Investments:				
Common Stocks	44,899,944	18,819,518	(81,751)	63,637,711
Mutual Funds-Equity	42,106,776	13,128,125	-	55,234,901
Limited Partnership-Equity	7,844,022	1,519,533	-	9,363,555
Certificate of Deposit	500,000	-	-	500,000
Other-Equity	338,506	16,494	-	355,000
Total	$182,077,222	$33,553,253	($ 91,712)	$215,538,763

		Unrealized		
2009	Cost	Gains	Losses	Market Value
Short-Term Investments:				
Government Securities	$ 17,058,641	$ 4,924	($ 16,045)	$17,047,520
U.S. Treasury Notes	-	-	-	-
Other	76,127	-	-	76,127
Long-Term Investments:				
Common Stocks	42,674,630	15,834,086	(157,625)	58,351,091
Mutual Funds-Equity	34,174,483	7,410,833	(23,738)	41,561,578
Limited Partnership-Equity	7,963,296	937,483	-	8,900,779
Certificate of Deposit	-	-	-	-
Other-Equity	338,506	3,294	-	341,800
Total	$102,285,683	$24,190,620	($197,408)	$126,278,895

Unrealized losses on investments as of December 31, 2010 (excluding other-than-temporary impairments), are as follows:

	Aggregate Unrealized Losses	Aggregate Fair Value
Less than one year	$91,712	$17,007,886
Greater than one year	-	-

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

ASC 320, "Accounting for Certain Investments in Debt and Equity Securities," as amended and interpreted, provides guidance on determining when an investment is other-than-temporarily impaired. The Company reviews its fixed income and equity investment portfolio and for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investments. Management also considers the type of security, related-industry and sector performance, as well as published investments ratings and analyst reports, to evaluate its portfolio. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, the Company may incur future impairments. Management considered equity investment losses of $17,909,901 to be other-than-temporary at December 31, 2008. The Company considered additional equity investment losses of $1,290,590 to be other-than-temporary at March 31, 2009. Accordingly, the losses were recognized in the consolidated statement of income in their respective reporting periods. No investments were considered to be other-than-temporary impaired in 2010.

Fixed income securities as of December 31, 2010, have contractual maturities as follows:

Due within one year	$ 86,447,596
Due between one and five years	500,000
Due over five years	-
	$ 86,947,596

Fair Value of Financial Instruments
The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable and accounts payable. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 31, 2010 and 2009.

Inventories
Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2010 and 2009.

	2010	2009
Raw materials	$62,857,800	$34,041,224
Work-in-process	13,055,237	6,819,243
Finished goods	24,815,693	12,748,529
	$100,728,730	$53,608,996

Allowances for slow-moving and obsolete inventories were not significant as of December 31, 2010 and 2009.

Plant and Equipment
Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Impairment of Disposal of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Patents
The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $3,597,000 and $4,632,000 at December 31, 2010 and 2009, respectively. Accumulated amortization declined year-over-year primarily due to the write-off of fully amortized expired patents. At December 31, 2010, patents had a weighted average amortization life of 10 years. Patent amortization expense was approximately $877,000, $498,000, and $420,000 in 2010, 2009 and 2008, respectively. For each of the next five years, patent amortization expense will approximate $1,000,000 annually.

Revenue Recognition
The Company's revenue is generated from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer. The Company does not generate sales from arrangements with multiple deliverables.

Advertising and Promotional Materials
All advertising and promotional costs are expensed as incurred and amounted to approximately $922,000, $1,308,000 and $1,543,000, in 2010, 2009 and 2008, respectively.

Repairs and Maintenance
Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $8,315,000, $5,992,000 and $8,097,000, in 2010, 2009 and 2008, respectively.

Self-Insurance
The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported based upon historical claims lag information and other data.

Product Warranty
The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2010 and 2009. The Company does not offer extended warranties on its products.

Income Taxes
The provision for income taxes is based on the earnings reported in the consolidated financial statements. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Earnings Per Share

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2010	2009	2008
Numerators:			
Numerator for both basic and diluted EPS, net income	$137,733,969	$ 64,637,085	$ 62,087,947
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	139,356,831	137,227,677	140,902,304
Potentially dilutive shares resulting from stock option plans	1,378,936	417,673	102,632
Denominator for diluted EPS	140,735,767	137,645,350	141,004,936

For the years ended December 31, 2010, 2009 and 2008, 279,333, 8,169,888 and 7,185,887 shares, respectively, related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

Other Comprehensive Income (Loss)

Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

Stock-Based Compensation Plans

The Company accounts for stock-based compensation using the fair value recognition provisions of ASC 718, "Share-Based Payment." As described more fully in Note 6, the Company provides compensation benefits under two stock option plans, a restricted plan and an employee stock purchase plan.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

New Accounting Standards
In January 2010, FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. The ASU also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The amended guidance was effective for interim and annual financial periods beginning after December 15, 2009, except the requirement to disclose Level 3 transactions on a gross basis, which becomes effective for financial periods beginning after December 15, 2010. ASU 2010-06 did not have a material effect on the Company's consolidated financial position, footnote disclosures or results of operations.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for annual financial periods beginning after November 15, 2009. The new guidance requires evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material effect on the Company's consolidated financial position or results of operations.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit demand note from a bank at an interest rate equal to the lower of the bank's prime rate or 2.25% above the LIBOR rate. No borrowings were outstanding under this line in 2010 or 2009. No compensating balances are required under this line.

(3) INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Codification 740 ("ASC 740"), "Accounting for Uncertainty in Income Taxes." A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2010	$2,411,000
Additions based on tax positions related to the current year	900,000
Additions for tax positions in prior years	76,000
Reductions for tax positions in prior years	(35,000)
Reductions as a result of a lapse of the applicable statute of limitations	(869,000)
Balance at December 31, 2010	$2,483,000

If recognized, unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits through the provision for income taxes. The Company has accrued approximately $171,000 and $298,000 for interest as of December 31, 2010 and 2009, respectively. Interest recorded during 2010, 2009 and 2008 was not considered significant.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(3) INCOME TAXES, continued

The Company is subject to periodic and routine audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could change as a result of an audit. Based on the current audits in process, the payment of taxes as a result of audit settlements and the completion of tax examinations are not expected to have a significant impact on the Company's financial position or results of operations.

For the majority of tax jurisdictions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007.

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2010	2009	2008
Currently payable:			
Federal	$54,032,045	$31,377,218	$29,343,914
State	789,000	896,000	1,178,000
Foreign	494,000	131,000	428,000
Total	55,315,045	32,404,218	30,949,914
Net deferred:			
Primarily federal	10,391,000	(689,000)	(843,000)
Provision for income taxes	$65,706,045	$31,715,218	$30,106,914

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $7,832,000, $68,000 and $437,000 in 2010, 2009 and 2008, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.2	0.3	0.4
Domestic production exclusion	(2.5)	(2.0)	(1.8)
Tax-exempt investment income	(0.0)	(0.1)	(0.6)
Other	(0.4)	(0.3)	(0.3)
Effective income tax rate	32.3%	32.9%	32.7 %

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(3) INCOME TAXES, continued

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2010 and 2009, are as follows:

	2010		2009	
	Current	Non-Current	Current	Non-Current
Assets:				
Accruals not currently deductible	$2,392,419	$ 98,803	$2,262,944	$ 240,553
Stock based compensation	6,545,483	1,436,877	7,805,644	1,429,966
Impairment loss on available-for-sale securities	-	1,948,036	-	2,877,354
Capital loss	-	-	4,285,155	-
Other	4,107,951	1,897	3,419,478	-
Total deferred income tax assets	13,045,853	3,485,613	17,773,221	4,547,873
Liabilities:				
Excess tax over book depreciation	-	(25,849,074)	-	(22,354,374)
Patent costs	-	(2,996,184)	-	(1,830,705)
Unrealized gain on investments	-	(11,711,539)	-	(8,397,630)
Other	(607,627)	-	(664,426)	(2,132)
Net deferred income taxes	$12,438,226	$(37,071,184)	$17,108,795	$(28,036,968)

Income taxes paid in cash were approximately $63,557,000, $27,518,000 and $43,765,000 in 2010, 2009 and 2008, respectively.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2010, 2009 and 2008, the Company's contributions were approximately $1,970,000, $1,713,000 and $1,839,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN, continued

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $55, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.0025 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

Employee Stock Option Plan

In 2004, a new Employee Stock Option Plan was approved by shareholders, replacing the prior plan. The Company may grant options for up to 18,000,000 shares under its new Employee Stock Option Plan. The Company has granted options on 9,124,999 shares (net of shares from canceled/expired options) under the new plan through December 31, 2010. Under the plans, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after five to seven years.

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the indicated periods:

	2010	2009	2008
Dividend yield	2.7%	2.6%	2.1%
Expected volatility	41.0%	39.2%	31.9%
Risk-free interest rate	2.0%	2.3%	2.7%
Expected term of options (in years)	4.3	4.4	4.5
Weighted-average grant-date fair value	$6	$4	$3

The Company determined that all employee groups exhibit similar exercise and post-vesting termination behavior to determine the expected term.

As of December 31, 2010, there was $15,507,517 of unrecognized compensation cost related to share-based payments which is expected to be recognized over the remaining vesting periods, with a weighted-average period of 2.3 years.

A summary of the status of the Company's employee stock option plan at December 31, 2010, 2009 and 2008, and changes during the same periods are presented in the tables and narrative below:

	2010			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value (000)
Outstanding at Beginning of Year	8,419	$16		
Granted	2,197	21		
Exercised	(3,564)	17		$20,706
Forfeited	(247)	16		
Outstanding at End of Year	6,805	17	3.5 Yrs	$85,374
Exercisable at End of Year	1,767	$16	2.3 Yrs	$23,810

(6) STOCK-BASED COMPENSATION PLANS, continued

	2009			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Valu (000)
Outstanding at Beginning of Year	9,392	$17		
Granted	1,990	13		
Exercised	(432)	16		$921
Forfeited	(2,531)	18		
Outstanding at End of Year	8,419	16	3.1 Yrs	$21,024
Exercisable at End of Year	3,757	$17	1.9 Yrs	$5,076

	2008			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Valu (000)
Outstanding at Beginning of Year	9,300	$18		
Granted	1,966	14		
Exercised	(689)	15		$1,777
Forfeited/Expired	(1,185)	19		
Outstanding at End of Year	9,392	17	2.9 Yrs	$ 216
Exercisable at End of Year	4,769	$18	1.7 Yrs	$ 0

A summary of the status of the Company's non-vested employee stock option activity for the years ended December 31, 2010, 2009, and 2008, are presented in the table and narrative below:

	2010		2009		2008	
	Shares (000)	Wtd. Avg Grant Date Fair Value	Shares (000)	Wtd. Avg Grant Date Fair Value	Shares (000)	Wtd. Gra Dat Fair V
Nonvested stock options at Beginning of Year	4,662	$4	4,622	$4	4,031	$
Granted	2,197	6	1,990	4	1,966	
Vested	(1,642)	4	(1,529)	4	(1,192)	
Forfeited	(179)	4	(421)	4	(183)	
Nonvested stock options at End of Year	5,038	$5	4,662	$4	4,622	$

(6) STOCK-BASED COMPENSATION PLANS, continued

Non-employee Director Stock Option Plan

The Company has a Non-employee Director Stock Option Plan covering 1,000,000 shares that was shareholder approved, replacing a prior plan. The Company has granted options on 507,240 shares (net of shares from canceled options) under the current plan through December 31, 2010. Under the plan, the option exercise price equals the stock's market price on date of grant. The options vest after six months, and expire after ten years.

The fair value of each option grant in the Non-employee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the indicated periods:

	2010	2009	2008
Dividend yield	2.7%	2.6%	2.1%
Expected volatility	40.8%	38.3%	30.6%
Risk-free interest rate	3.5%	2.9%	3.6%
Expected term of options (in years)	8.1	8.7	8.5
Weighted-average grant-date fair value	$8	$4	$6

As of December 31, 2010, there was no unrecognized compensation cost related to share-based payments under this plan.

A summary of the status of the Company's Non-employee Director Stock Option Plan at December 31, 2010, 2009, and 2008, and changes during the same periods are presented in the tables and narrative below:

	2010			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value (000)
Outstanding at Beginning of Year	429	$16		
Granted	48	21		
Exercised	(233)	16		$1,932
Forfeited	(-)	-		
Outstanding at End of Year	244	18	6.1 Yrs	$2,937
Exercisable at End of Year	244	$18	6.1 Yrs	$2,937

	2009			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value (000)
Outstanding at Beginning of Year	391	$17		
Granted	48	11		
Exercised	(-)	-		$0
Forfeited	(10)	14		
Outstanding at End of Year	429	16	5.5 Yrs	$756
Exercisable at End of Year	429	$16	5.5 Yrs	$756

(6) STOCK-BASED COMPENSATION PLANS, continued

	2008			
	Shares (000)	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contract Life	Aggregate Intrinsic Value (000)
Outstanding at Beginning of Year	363	$16		
Granted	48	19		
Exercised	(20)	9		$194
Forfeited	(-)	(-)		
Outstanding at End of Year	391	17	5.8 Yrs	$ 0
Exercisable at End of Year	391	$17	5.8 Yrs	$ 0

A summary of the status of the Company's non-vested Non-employee Director Stock Option Plan activity for the years ended December 31, 2010, 2009, and 2008, are presented in the table and narrative below:

	2010		2009		2008	
	Shares (000)	Wtd. Avg Grant Date Fair Value	Shares (000)	Wtd. Avg Grant Date Fair Value	Shares (000)	Wtd. A Grant D Fair Va
Nonvested stock options at Beginning of Year	0	$0	0	$0	0	$
Granted	48	8	48	4	48	
Vested	(48)	8	(48)	4	(48)	
Forfeited	0	0	0	0	0	
Nonvested stock options at End of Year	0	$0	0	$0	0	$

Employee Stock Purchase Plan
In 2003, a new Employee Stock Purchase Plan covering 1,200,000 shares was approved by the shareholders, replacing a prior plan. The Company has sold to employees 81,249 shares, 121,346 shares and 141,018 shares under the new plan in 2010, 2009, and 2008, respectively, and has sold a total of 896,298 shares under the new plan through December 31, 2010. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2010 was approximately $18.05.

Restricted Stock Plan
In 2008, an amendment to the Company's Second Restricted Stock Plan was approved by shareholders. The Plan amendment increased the maximum number of shares that may be subject to awards to 2,000,000 shares and to extend the Plan's termination date to February 21, 2018. The purpose of this plan is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. The Company has 594,860 shares outstanding under the plan as of December 31, 2010. During 2010, 2009, and 2008, 117,050, 186,080 and 99,290 shares, respectively, were granted with a restriction period of five years at market prices ranging from $17.98 to $29.46 in 2010, $9.96 to $18.03 in 2009, and $8.30 to $17.00 in 2008, and has unearned stock-based compensation of $5,397,285 associated with these restricted stock grants. The unearned stock-based compensation related to these grants is being amortized to compensation expense over the applicable restriction periods. Amortization expense of restricted stock for 2010 was $1,731,284.

GENTEX CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(7) CONTINGENCIES

The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Such matters are subject to many uncertainties and outcomes are not predictable. The Company does not believe however, that at the current time any of these matters constitute material pending legal proceedings that will have a material adverse effect on the financial position or future results of operations of the Company.

(8) SEGMENT REPORTING

ASC 280, *"Disclosures About Segments of an Enterprise and Related Information,"* requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by ASC 280 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

	2010	2009	2008
Revenue:			
Automotive Products			
United States	$274,165,934	$173,459,790	$205,032,708
Germany	212,555,637	159,713,458	179,207,637
Japan	64,412,780	54,867,288	60,518,677
Other	245,957,611	137,597,471	156,704,358
Other	19,171,452	18,884,986	22,336,442
Total	$816,263,414	$544,522,993	$623,799,822
Income(Loss) from Operations:			
Automotive Products	$191,430,183	$ 96,815,575	$109,572,206
Other	(458,114)	(2,196,506)	(759,290)
Total	$190,972,069	$ 94,619,069	$108,812,916
Assets:			
Automotive Products	$ 391,514,600	$311,306,542	$306,064,439
Other	6,687,533	5,793,232	5,212,254
Corporate	604,488,506	505,503,715	451,826,687
Total	$1,002,690,639	$822,603,489	$763,103,380
Depreciation & Amortization:			
Automotive Products	$35,722,078	$34,960,303	$33,204,201
Other	275,599	243,734	245,336
Corporate	2,622,997	3,160,455	2,441,530
Total	$38,620,674	$38,364,492	$35,891,067
Capital Expenditures:			
Automotive Products	$43,031,399	$15,250,621	$44,939,925
Other	203,654	567,486	584,541
Corporate	3,661,897	5,312,393	0
Total	$46,896,950	$21,130,500	$45,524,466

Other includes Fire Protection Products and Dimmable Aircraft Windows. Dimmable Aircraft Window sales were negligible during 2008 and 2009, which resulted in a loss from operations for the "Other" category. Dimmable Aircraft Window sales increased during 2010, which resulted in a reduced loss from operations in the "Other" category.

(8) SEGMENT REPORTING, continued

Corporate assets are principally cash and cash equivalents, investments, deferred income taxes and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to automotive manufacturing plants in Canada, Mexico, Korea and China, as well as other foreign automotive customers. Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars. During 2010, approximately 8% of the Company's net sales were invoiced and paid in foreign currencies.

During the years presented, the Company had three automotive customers (includes direct sales to OEM customers and sales through their Tier 1 suppliers), which individually accounted for 10% or more of net sales as follows:

	Customer					
	Toyota Motor Corporation	General Motors	VW/Audi	Daimler AG	BMW	Ford
2010	15%	15%	13%	#	#	#
2009	17%	13%	13%	12%	10%	10%
2008	14%	14%	13%	14%	11%	#

Less than 10%.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	PAGE
3(a)(1)	Registrant's Restated Articles of Incorporation, adopted on August 20, 2004, were filed as Exhibit 3(a) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	
3(b)(1)	Registrant's Bylaws as amended and restated February 27, 2003, was filed as Exhibit 3(b)(1) to Registrant's report on Form 10-Q dated May 5, 2003, and the same is hereby incorporated herein by reference.	
4(a)	A specimen form of certificate for the Registrant's common stock, par value $.06 per share, was filed as part of a Registration Statement (Registration Number 2-74226C) as Exhibit 3(a), as amended by Amendment No. 3 to such Registration Statement, and the same is hereby incorporated herein by reference.	
4(b)	Amended and Restated Shareholder Protection Rights Agreement, dated as of March 29, 2001, including as Exhibit A the form of Certificate of Adoption of Resolution Establishing Series of Shares of Junior Participating Preferred Stock of the Company, and as Exhibit B the form of Rights Certificate and of Election to Exercise, was filed as Exhibit 4(b) to Registrant's Report on Form 10-Q on April 27, 2001, and the same is hereby incorporated herein by reference.	
10(a)(1)	A Lease, dated August 15, 1981, was filed as part of a Registration Statement (Registration Number 2-74226C) as Exhibit 9(a)(1), and the same is hereby incorporated herein by reference.	
10(a)(2)	A First Amendment to Lease, dated June 28, 1985, was filed as Exhibit 10(m) to Registrant's Report on Form 10-K dated March 18, 1986, and the same is hereby incorporated herein by reference.	
*10(b)(1)	Gentex Corporation Qualified Stock Option Plan (as amended and restated, effective February 26, 2004) was included in Registrant's Proxy Statement dated April 6, 2004, filed with the Commission on April 6, 2004, and the same is hereby incorporated herein by reference, and the same became the Gentex Corporation Employee Stock Option Plan and was amended as of March 4, 2005 by the First Amendment to the Gentex Corporation Qualified Stock Option Plan, which amendment was included in the Registrant's Proxy Statement dated April 1, 2005, filed with the Commission on April 1, 2005, and the same is incorporated herein by reference.	
*10(b)(2)	Specimen form of Grant Agreement for the Gentex Corporation Qualified Stock Option Plan (as amended and restated, effective February 26, 2004 and as amended March 4, 2005), was filed as Exhibit 10(b)(3) to Registrant's Report on Form 10-Q dated November 1, 2005, and the same is hereby incorporated herein by reference.	
*10(b)(3)	Gentex Corporation Second Restricted Stock Plan was filed as Exhibit 10(b)(2) to Registrant's Report on Form 10-Q dated April 27, 2001, and the same is hereby incorporated herein by reference.	
*10(b)(4)	First Amendment to the Gentex Corporation Second Restricted Stock Plan was filed as Exhibit 10(b)(5) to the Registrant's Report on Form 10-Q dated August 4, 2008, and the same is hereby incorporated herein by reference.	
*10(b)(5)	Specimen form of Grant Agreement for the Gentex Corporation Restricted Stock Plan (as amended and restated, effective February 26, 2004), was filed as Exhibit 10(b)(4) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	

*10(b)(6)	Gentex Corporation 2002 Non-employee Director Stock Option Plan (adopted March 6, 2002) was filed as Exhibit 10(b)(4) to Registrant's Report on Form 10-Q dated April 30, 2002, and the same is hereby incorporated herein by reference.	
*10(b)(7)	Specimen form of Grant Agreement for the Gentex Corporation 2002 Non-Employee Director Stock Option Plan (as amended and restated, effective February 26, 2004), was filed as Exhibit 10(b)(6) to Registrant's Report on Form 10-Q dated November 2, 2004, and the same is hereby incorporated herein by reference.	
10(e)	The form of Indemnity Agreement between Registrant and each of the Registrant's directors and certain officers was filed as Exhibit 10(e) to Registrant's Report on Form 10-Q dated October 31, 2002, and the same is hereby incorporated herein by reference.	
21	List of Company Subsidiaries	53
23(a)	Consent of Independent Registered Public Accounting Firm	54
31.1	Certificate of the Chief Executive Officer of Gentex Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).	55
31.2	Certificate of the Chief Financial Officer of Gentex Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).	56
32	Certificate of the Chief Executive Officer and Chief Financial Officer of Gentex Corporation pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).	57

*Indicates a compensatory plan or arrangement.

List of Gentex Corporation Subsidiaries

1. E.C. Aviation Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.

2. Gentex Holdings, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.

3. Gentex GmbH, a German limited liability company, is a subsidiary 50% owned by Gentex Corporation and 50% owned by Gentex Holdings, Inc.

4. Gentex Japan, Inc., a Japanese corporation, is a wholly-owned subsidiary of Gentex Corporation.

5. Gentex Mirrors Ltd., a United Kingdom limited liability company, is a wholly-owned subsidiary of Gentex Corporation.

6. Gentex France, SAS, a French simplified liability corporation, is a wholly-owned subsidiary of Gentex Corporation.

7. Gentex Technologies Korea Co., Ltd., a Korean limited stock company, is a wholly-owned subsidiary of Gentex Corporation.

8. Gentex (Shanghai) Electronic Technology Co., Inc., a Chinese limited liability company, is a wholly-owned subsidiary of Gentex Corporation.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-101642, 33-65321, 333-04661, 333-105858 and 333-118213) pertaining to various stock option and incentive plans of Gentex Corporation and Subsidiaries of our reports dated February 22, 2011, with respect to the consolidated financial statements of Gentex Corporation and Subsidiaries, and the effectiveness of internal control over financial reporting of Gentex Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 22, 2011

Exhibit 23(a)

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER OF GENTEX CORPORATION

I, Fred T. Bauer, certify that:

1. I have reviewed this annual report on Form 10-K of Gentex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:
    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
    d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting;

Date: February 22, 2011

/s/ Fred T. Bauer
Fred T. Bauer
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER OF GENTEX CORPORATION

I, Steven A. Dykman, certify that:

1. I have reviewed this annual report on Form 10-K of Gentex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of end of the period covered by this annual report based on such evaluation; and
   d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting;

Date: February 22, 2011

/s/ Steven A. Dykman
Steven A. Dykman
Vice President, Finance

EXHIBIT 32

CERTIFICATE PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (18-U.S.C. § 1350)

Each, Fred T. Bauer, Chief Executive Officer of Gentex Corporation, and Steven A. Dykman, Chief Financial Officer of Gentex Corporation, certify to the best of their knowledge and belief, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that:

(1) The annual report on Form 10-K for the year ended December 31, 2010, which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this annual report on Form 10-K of the year ended December 31, 2010, fairly presents, in all material respects, the financial condition and results of operations of Gentex Corporation.

Dated: February 22, 2011

GENTEX CORPORATION

By /s/ Fred T. Bauer
Fred T. Bauer
Its Chief Executive Officer

By /s/ Steven A. Dykman
Steven A. Dykman
Its Vice President-Finance/Chief Financial Officer

A signed original of this written statement has been provided to Gentex Corporation and will be retained by Gentex Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Data

CORPORATE HEADQUARTERS

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800
www.gentex.com

ANALYST/INVESTOR & MEDIA CONTACT

Connie Hamblin,
Corporate Secretary and Vice President, Investor Relations and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800
ir@gentex.com
www.ir.gentex.com

LEGAL COUNSEL

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W., Suite 1700
Grand Rapids, Michigan 49504

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Suite 600
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

FORM 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's web site at www.gentex.com.

GENTEX COMMON STOCK

The Company's common stock trades on The NASDAQ Global Select Market. The common stock has traded under the symbol GNTX since December 1981. As of February 9, 2011, the Company's 142,469,452 shares of common stock were owned by 2,009 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company.

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

ANNUAL MEETING

The Annual Meeting of Shareholders of Gentex Corpor ation will be held at 4:30 p.m. EDT, Thursday, May 12, 2011, at The Pinnacle Center, Hudsonville, Michigan.

VOTE YOUR SHARES ONLINE

To register to vote your shares online, visit the following Internet address and follow the directions on this site:

https://proxyvote.com

GENTEX MARKET PARTICIPANTS

as of February 2011

Ameritrade, Inc.
Barclays Capital, Inc.
Bloomberg Tradebook LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
BTIG LLC
Cantor, Fitzgerald & Company
Charles Schwab & Company, Inc.
Citadel Securities LLC
Citigroup Global Markets, Inc.
Craig Hallum Capital Group
Credit Agricole Cheuvreux NA
Daiwa Capital Markets America
Dart Executions LLC
Deutsche Banc Alex Brown
Deutsche Bank Securities, Inc.
Direct Access Partners LLC
Direct Edge ECN LLC
DRW Securities LLC
Electronic Brokerage Services
Electronic Brokerage Systems
Electronic Transaction Clearing
Eroom Securities LLC
Fimat USA LLC
First Clearing LLC
First Flushing Securities, Inc.
Fortis Clearing Americas LLC
Fox River Execution Tech
Golden Beneficial Securities
Goldman, Sachs & Company
HRT Financial LLC
Instinet LLC
J.P. Morgan Securities LLC
Jane Street Markets LLC
Janney Montgomery LLC
Jefferies & Company, Inc.
Jones Trading
Kershner Securities LLC
Knight Capital Americas LP
Lek, Schoenau & Company, Inc.
Lightspeed Trading LLC
Lime Brokerage LLC
Maple Partners USA, Inc.
Merrill Lynch Pro. Clearing
Merrill Lynch, Pierce, Fenner
Millenco
Morgan Stanley & Company, Inc.
Morgan, Keegan & Company
National Financial Services
Nomura Securities International, Inc.
Octeg LLC
OTA LLC
Penson Financial Services, Inc.
Pershing LLC
RBC Capital Markets Corp.
RedSky Financial LLC
Robert W. Baird & Co, Inc.
S.J. Levinson & Sons LLC
Sandford C. Bernstein & Company
Scottrade, Inc.
SG Americas Securities LLC
Soleil Securities Corp.
Stifel Nicolaus & Company
Sun Trading LLC
Surge Trading, Inc.
Susquehanna Capital Group
The Benchmark Company LLC
The Gaussian Group LLC
Timber Hill, Inc.
Torc Investments and Research
Tradebot Systems, Inc.
Tradestation Securities, Inc.
Two Sigma Securities LLC
UBS Securities LLC
Viewtrade Securities, Inc.
Wedbush Morgan Securities, Inc.
Wedbush Securities, Inc.
Weeden and Company, Inc.
Wells Fargo Securities LLC
Wolverine Execution Services

Officers and Directors

OFFICERS

Fred Bauer
Chairman of the Board and Chief Executive Officer

Enoch Jen
Senior Vice President

Mark Newton
Senior Vice President

John Arnold
Vice President, Operations

Steve Dykman
Vice President, Finance and Treasurer

Scott Edwards
Vice President, Fire Protection Products

Jeremy Fogg
Vice President, Mechanical Engineering and Program Management

Tom Guarr
Vice President, Chemical Research

Connie Hamblin
Corporate Secretary and Vice President, Investor Relations and Corporate Communications

Bruce Los
Vice President, Human Resources

Bill Tonar
Vice President, Advanced Materials and Process Development

DIRECTORS

Fred Bauer
Chairman of the Board and Chief Executive Officer,
Gentex Corporation
Zeeland, Michigan

Gary Goode
Chairman,
Titan Distribution LLC
Elkhart, Indiana

Kenneth La Grand
Retired Executive Vice President,
Gentex Corporation
Zeeland, Michigan

Arlyn Lanting
Former Vice President, Finance,
Aspen Enterprises, Ltd.
Grand Rapids, Michigan

John Mulder
Retired Senior Vice President, Automotive Marketing,
Gentex Corporation
Zeeland, Michigan

Rande Somma
Rande Somma Consulting LLC
Bloomfield Hills, Michigan

Frederick Sotok
Retired Executive Vice President and Chief Operating Officer,
Prince Corporation
Holland, Michigan

Wallace Tsuha
Chairman of the Board and Chief Executive Officer,
Saturn Electronics and Engineering, Inc.
Auburn Hills, Michigan

James Wallace
Chairman of the Board,
Cranel Incorporated
Columbus, Ohio

GENTEX
CORPORATION

600 North Centennial, Zeeland, Michigan 49464 **616.772.1800** www.gentex.com